SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 10, 2005

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F     ☒        40-F     ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE REGARDING THE AMENDMENT AND RESTATEMENT AND

THE EXTENSION OF THE SOLICITATIONS

OF CONSENTS TO PROPOSED AMENDMENTS RELATING TO

7 5/8% Senior Notes due 2012

CUSIP Nos. G47818 AA 0, 45763P AA 4, 45763P AB 2

ISINs USG47818AA03, US45763PAA49, US45763PAB22

of

INMARSAT FINANCE PLC

and

10 3/8% Senior Discount Notes due 2012

CUSIP Nos. G4781R AA 8, 45763U AA 3, 45763U AC 9

ISINs USG4781RAA89, US45763UAA34, US45763UAC99

of

INMARSAT FINANCE II PLC

May 9, 2005 – Inmarsat Finance plc and Inmarsat Finance II plc (collectively, the “Companies”) today announced that, in accordance with the terms and conditions of the Consent Solicitations, which were commenced on April 20, 2005 (the “Consent Solicitations”), relating to the outstanding 7 5/8% Senior Notes due 2012 of Inmarsat Finance plc (the “Senior Notes”) and the outstanding 10 3/8% Senior Discount Notes due 2012 of Inmarsat Finance II plc (the “Senior Discount Notes” and, together with the Senior Notes, the “Notes”), the following modifications have been to the Consent Solicitations: (i) the Consent Payments have been increased as described below and more fully in the Consent Solicitation Statements, each dated as of April 20, 2005 and as amended and restated on May 9, 2005 (as so amended and restated, the “Consent Solicitation Statements”) relating to the Consent Solicitations; (ii) the Expiration Dates with respect to each of the Consent Solicitations have been extended to 5:00 p.m., New York City time, on May 13, 2005, or such later date and time to which the Consent Solicitations are subsequently extended by the Companies in accordance with the terms of the Consent Solicitations and (iii) modifications have been made to the Proposed Amendments (as defined in the Consent Solicitation Statements) as more fully set forth in the Consent Solicitation Statements.

The Consent Payments have been increased such that each holder of Senior Notes who has delivered a valid Consent on or prior to the Expiration Date will, so long as such Consent is not properly revoked, receive a consent payment of $50 per $1,000 principal amount of Senior Notes for which such a Consent was delivered and not properly revoked in the manner and at the time as described in the Consent Solicitation Statements, and each holder of Senior Discount Notes who has delivered a valid Consent on or prior to the Expiration Date (as defined below) will, so long as such Consent is not properly revoked, receive a consent payment of $50 per $1,000 accreted amount (as of the record date of April 20, 2004) of Senior Discount Notes for which such a Consent was delivered and not properly revoked in the manner and at the time as described in the Consent Solicitation Statements. The Consent Payments will be made in two instalments as fully set forth in, and subject to the various conditions stated in, the Consent Solicitation Statements.

If you have already delivered a Consent in connection with the Consent Solicitations, you will be deemed to have delivered a Consent to the Proposed Amendments as described in the amended and restated Consent Solicitation Statements unless you deliver a Letter of Consent with the “DO NOT CONSENT” box marked thereon or follow the procedures to withdraw your Consent as described in the Consent Solicitation Statements, in either case after the date of such Consent and on or prior to the Expiration Date. If you have previously delivered a Letter of Consent with the “DO NOT CONSENT” box marked thereon and now wish to consent to the Proposed Amendments as set forth in the amended and restated Consent Solicitation Statements, you may do so by validly delivering a Consent by following the instructions described in the Consent Solicitation Statements on or prior to the Expiration Date. Regardless of when a Consent is delivered, all Holders that have validly delivered a Consent on or prior to the Expiration Date will receive the increased Consent Payment in the amount as described above, subject to the conditions of the Consent Solicitations as described in the amended and restated Consent Solicitation Statements.

The Consent Solicitations are being made solely pursuant to the Consent Solicitation Statements which govern and more fully set out the terms and conditions of the Consent Solicitations as well as additional information about how to deliver Consents. The Consent Solicitation Statements contain important information that should be read carefully before any decision is made with respect to the Consent Solicitations.

Credit Suisse First Boston is acting as the exclusive solicitation agent for the Consent Solicitations. The Information Agent for the Consent Solicitations is D. F. King & Co., Inc. The Tabulation Agent for the Consent Solicitations is The Bank of New York.

Copies of the Consent Solicitation Statements may be obtained during normal business hours from the Information Agent, D. F. King & Co, Inc., 48 Wall Street, 22nd Floor, New York, New York, 10005, United States of America, banks and brokers call collect +1 212 269 5550, others call +1 800 431 9643 (toll free from within the United States). Any services in connection with the Consent Solicitations can be obtained at the Tabulation Agent’s office in Luxembourg, where all information and documentation in connection with the Offer will be made available free of charge. The Tabulation Agent’s office in Luxembourg is: The Bank of New York (Luxembourg) S.A., Aérogolf Centre, 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg, telephone +44 20 7964 4835, facsimile +44 20 7964 6399. Additional information concerning the terms of the Consent Solicitations may be obtained from the solicitation agent, Credit Suisse First Boston LLC, Eleven Madison Avenue, New York, New York 10010, United States of America, Attention: Liability Management Group, +1 800 820-1653 or Credit Suisse First Boston (Europe) Limited, One Cabot Square, London E14 4QJ, United Kingdom, Attention: Liability Management Group, +44 (0)20 7883 6748.

This announcement does not constitute a recommendation regarding the Consent Solicitations. Holders should seek advice from an independent financial adviser as to the suitability of the transactions described herein for the individual concerned.

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

AMENDED AND RESTATED

CONSENT SOLICITATION STATEMENT

Inmarsat Finance plc

Solicitation of Consents from Holders of

7 5/8% Senior Notes Due 2012

CUSIP Nos. G47818AA0, 45763PAA4, 45763PAB2

ISINs USG47818AA03, US45763PAA49, US45763PAB22

THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 13 2005, UNLESS EXTENDED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). ONLY A HOLDER OF SECURITIES AS OF THE RECORD DATE (AS DEFINED BELOW) IN RESPECT OF WHICH THERE HAS BEEN DELIVERED A VALID CONSENT PRIOR TO THE EXPIRATION DATE (WHICH HAS NOT BEEN PROPERLY REVOKED) WILL BE ENTITLED TO RECEIVE THE CONSENT PAYMENT (AS DEFINED BELOW). CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME THAT THE SUPPLEMENTAL INDENTURE (AS DEFINED BELOW) IS EXECUTED.

This is an amendment and restatement of the Consent Solicitation Statement, dated April 20, 2005 (as amended and restated hereby, the “Consent Solicitation Statement”), of Inmarsat Finance plc, a public limited company organized under the laws of England and Wales (the “Company”), pursuant to which the Company is soliciting (the “Solicitation”), upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the related Letter of Consent (the “Letter of Consent”), Consents (as defined below) from Holders (as defined below) of its 7 5/8% Senior Notes due 2012 (the “Securities”) outstanding on the date of this Consent Solicitation Statement to amend certain provisions (the “Proposed Amendments”) of the Indenture, dated as of February 3, 2004 and as amended by the Supplemental Indenture dated April 30, 2004 among the Company, the guarantors named therein (the “Guarantors”) and The Bank of New York, as Trustee (collectively, the “Indenture”). This amendment and restatement of the Consent Solicitation Statement modifies the Solicitation in order to increase the Consent Fee and to make changes to the Proposed Amendments. See “Summary of Proposed Changes to the Solicitation”. Capitalized terms used and not defined herein have the respective meanings assigned to them in the Indenture.

If you have already delivered a Consent in connection with the Solicitation, you will be deemed to have delivered a Consent to the Proposed Amendments as described in this amended and restated Consent Solicitation Statement unless you deliver a Letter of Consent with the “DO NOT CONSENT” box marked thereon or follow the procedures to withdraw your Consent as described in “The Solicitation — Revocation of Consents”, in either case after the date of such Consent and on or prior to the Expiration Date. If you have previously delivered a Letter of Consent with the “DO NOT CONSENT” box marked thereon and now wish to consent to the Proposed Amendments as set forth in this amended and restated Consent Solicitation Statement, you may do so by validly delivering a Consent by following the instructions described in “The Solicitation — Consent Procedure” on or prior to the Expiration Date. Regardless of when a Consent is delivered, all Holders that have validly delivered a Consent on or prior to the Expiration Date will receive the Consent Payment in the amount as described below, subject to the conditions herein.

The primary purpose of the Solicitation is to facilitate a possible Public Offering (as defined herein) of ordinary shares of Inmarsat Group Holdings Limited (the “Parent”), the indirect parent of the Company, and compliance with the Parent’s expected dividend policy following any such Public Offering. Please see “Background and Purpose of the Solicitation”.

The Company will pay, subject to the terms and conditions set forth herein and in the Letter of Consent, to each Holder as of the Record Date who has properly delivered and not revoked a Consent, a consent payment (the “Consent Payment”) in an aggregate amount of $50 in cash for each $1,000 principal amount of Securities held by such Holder for which such Consent has been given. The first $20 of the Consent Payment (the “Initial Consent Payment”) will be paid promptly following the later of (i) the satisfaction of the Supplemental Indenture Condition (as defined herein) and (ii) the satisfaction of the Lender Consent Condition (as defined herein), and in no event later than 15 business days following the satisfaction of the Requisite Consent Condition (as defined herein). The remaining $30 of the Consent Payment (the “Final Consent Payment”) will be paid promptly following the later of (i) the Expiration Date and (ii) the satisfaction all remaining conditions set forth herein, including the Completion Condition.

The Solicitation Agent for the Solicitation is:

Credit Suisse First Boston

May 9, 2005

Adoption of the Proposed Amendments requires the written consent of Holders of more than 50% in aggregate principal amount of the Securities outstanding and not owned directly or indirectly by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, as of 5:00 p.m., New York City time, on April 20, 2005 (the “Record Date”). We refer to such required consents in this Consent Solicitation Statement as the “Requisite Consents”. As of 5:00 p.m., New York City time, on the Record Date, $477.5 million aggregate principal amount of the Securities were outstanding.

In accordance with the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, each Holder who has delivered a valid consent to the Proposed Amendments (a “Consent”) on or prior to the Expiration Date will, so long as such Consent is not properly revoked before the Supplemental Indenture (as defined below) is executed, receive a Consent Payment in the manner and at the time described below, but only if certain conditions (the “Payment Conditions”) set forth herein are satisfied.

The Initial Consent Payment will be paid promptly following the later of:

(i)	the execution and delivery of the Supplemental Indenture by the Company, the Guarantors and the Trustee (the “Supplemental Indenture Condition”); and

(ii)	the earlier to occur of the receipt of all consents of lenders under Inmarsat Investment Limited’s senior credit facility required in order to permit the payment of the Consent Payment and the refinancing of such senior credit facility (the “Lender Consent Condition”).

In no event will the Initial Consent Payment be paid later than 15 business days following the receipt of the Requisite Consents (the “Requisite Consents Condition”).

Once paid, the Initial Consent Payment shall be non-refundable.

The Final Consent Payment will be paid promptly following the later of:

(i)	the Expiration Date;

(ii)	the occurrence of the following on or prior to June 30, 2006: (i) the Public Offering Closing Date (as defined herein) and (ii) the distribution of the Notice of Redemption to holders of the Securities (together, the “Completion Condition”); and

(iii)	the satisfaction of all other conditions as set forth herein.

Upon the satisfaction of the Requisite Consents Condition, the Company, the Guarantors and the Trustee will execute a supplemental indenture setting forth the Proposed Amendments (the “Supplemental Indenture”). Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if (i) each of the Completion Condition, and other conditions set forth herein are not satisfied on or prior to June 30, 2006; (ii) the Company does not make the Initial Consent Payment within 15 business days of satisfaction of the Requisite Consents Condition; or (iii) the Company does not make the Final Consent Payment on or prior to June 30, 2006. If adopted, the Proposed Amendments would, among other things, facilitate a possible Public Offering of ordinary shares of the Parent and compliance with the Parent’s expected dividend policy following any such Public Offering. See “Background and Purpose of the Solicitation” for more information. In light of the foregoing, the Company will continue to comply with its obligations under the Indenture as if the Supplemental Indenture had not been executed until such time as the Final Consent Payment has been made.

Irrespective of whether the Proposed Amendments become effective, the Securities will continue to be outstanding in accordance with all other terms of the Indenture and the Securities.

Consents shall be deemed accepted by the Company and shall become irrevocable upon the execution and delivery of the Supplemental Indenture. The Company presently intends to execute and deliver the Supplemental Indenture promptly following the satisfaction of the Requisite Consents Condition. The Company reserves the right to delay making Consent Payments, in whole or in part and even after the relevant Payment Conditions have been satisfied, in order to comply with any applicable law.

Under no circumstances will the Company make any Consent Payment to any Holder who delivers a Letter of Consent with the “DO NOT CONSENT” box marked thereon with respect to the adoption of the Proposed Amendments unless, on or prior to the Expiration Date, a subsequently dated Consent marked to indicate a “CONSENT” to the adoption of the Proposed Amendments is properly received from such Holder (and is not thereafter properly revoked).

Holders whose Consents are not received by the Tabulation Agent on or prior to the Expiration Date will not be entitled to receive any Consent Payment. The Expiration Date may be extended (including on a daily basis), at any time and from time to time in the sole discretion of the Company. The Solicitation may be terminated at any time at the sole discretion of the Company, whether or not the Requisite Consents Condition or any other condition stated herein has been satisfied. If

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the Solicitation is so terminated, no Consent Payments will be made, irrespective of whether the Requisite Consents Condition or any other condition stated herein has been satisfied.

With respect to Securities registered in the name of Cede & Co., which is the nominee of The Depository Trust Company (“DTC”), the DTC participants (i.e., brokers, banks and other financial institutions that are participants in DTC), rather than DTC, must execute and deliver the Letter of Consent. All Securities in global form are registered in the name of Cede & Co.

To deliver a consent with respect to Securities held through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), Holders of such Securities should comply with the procedures established by Euroclear or Clearstream, as applicable. Consents in respect of Securities held through Euroclear and Clearstream will be delivered by the direct participants in Euroclear or Clearstream (which are also DTC participants) in respect of such Securities held through Euroclear or Clearstream. Beneficial owners of Securities that are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as the case may be, through which they hold Securities to submit a valid electronic consent instruction to the relevant clearing system prior to the Expiration Date.

With respect to all other Securities, only those persons in whose name Securities were registered in the register maintained by the Trustee as of the Record Date (“Registered Holders”), or who have obtained a proxy (in substantially the form included with the Letter of Consent) authorizing such persons to complete and deliver a Letter of Consent and deliver or withhold a Consent for the related Securities on behalf of a Registered Holder (“Proxyholders” and, together with Registered Holders, the “Holders”), will be eligible to deliver Letters of Consent and deliver or withhold Consents and, upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, receive Consent Payments.

The transfer of Securities after the Record Date will NOT have the effect of revoking any Letter of Consent theretofore properly received by the Tabulation Agent. Each Consent properly received by the Tabulation Agent will be counted notwithstanding any transfer of the Securities to which such Consent relates, unless the procedure for revoking Consents described in this Consent Solicitation Statement has been complied with. A Consent properly received by the Tabulation Agent relating to any Securities will be deemed to revoke any Letter of Consent in respect of such Securities having an earlier date that has the “DO NOT CONSENT” box marked thereon.

Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if (i) each of the Completion Condition, and other conditions set forth herein are not satisfied on or prior to June 30, 2006; (ii) the Company does not make the Initial Consent Payment within 15 business days of satisfaction of the Requisite Consents Condition; or (iii) the Company does not make the Final Consent Payment on or prior to June 30, 2006. If the Proposed Amendments become effective, the Proposed Amendments will be binding upon all Holders of Securities, whether or not such Holders have delivered Consents.

Furthermore, if, in accordance with the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, the Proposed Amendments become effective, non-consenting Holders (whether or not they have delivered a Letter of Consent or otherwise affirmatively objected to the Proposed Amendments) will not be entitled to any rights of appraisal or similar rights of dissenters (whether pursuant to the Indenture, the Company’s organizational instruments or applicable provisions of law) with respect to adoption of the Proposed Amendments.

Consents can be revoked only in accordance with the procedures set forth in this Consent Solicitation Statement prior to, and will become irrevocable upon, the execution of the Supplemental Indenture.

If a Letter of Consent is properly received by the Tabulation Agent but without a check in Box 1 or Box 2, then such Letter of Consent will be deemed to constitute a “CONSENT” to the adoption of the Proposed Amendments and the Holders of the Securities represented by such Letter of Consent will be entitled to receive the Consent Payment in the manner and at the time and subject to the conditions, in each case, described herein.

Under no circumstances should any person tender or deliver to the Company, the Tabulation Agent, the Solicitation Agent or the Information Agent any Securities with their Letter of Consent.

No person has been authorized to give any information or to make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. The Parent has made no final decision to proceed with a Public Offering and no assurance can be given that the Parent will do so. If the Public Offering is not completed, Holders will not receive the Consent Payment.

Neither we nor the Tabulation Agent, the Solicitation Agent or the Information Agent make any recommendations as to whether or not Holders should consent to the adoption of the Proposed Amendments.

The Solicitation Agent does not assume any responsibility for the accuracy or completeness of the information concerning us contained in this Consent Solicitation Statement or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

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This Consent Solicitation Statement contains important information which should be read before a decision is made with respect to the delivery of Consents. The Company assumes responsibility for the information contained in this Consent Solicitation Statement.

This Consent Solicitation Statement does not constitute a solicitation of Consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws. The delivery of this Consent Solicitation Statement at any time shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in our affairs since the date hereof.

This Consent Solicitation Statement is solely for the purposes of the Solicitation. Neither the Solicitation nor the delivery of this Consent Solicitation Statement constitutes an offering of Securities or any other security of the Company or any other person, and this Consent Solicitation Statement may not be used for such purposes or in connection with the purchase or sale of any securities, including, without limitation, the Securities.

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In this Consent Solicitation Statement, “we,” “us” or “our” refer to Inmarsat Group Limited (“Inmarsat”) and its subsidiaries (including the Company) collectively or, if the context so requires, to Inmarsat individually.

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SUMMARY OF PROPOSED CHANGES TO THE SOLICITATION

Set forth below is a summary of the changes made to the terms of the Solicitation in this amended and restated Consent Solicitation Statement:

•	Increased Consent Payment. The Consent Payment has been increased to an aggregate amount of $50 in cash for each $1,000 principal amount of Securities held by each Holder for which a Consent has been given and not validly revoked. The Consent Payment will be payable in two instalments: the Initial Consent Payment and the Final Consent Payment. The Initial Consent Payment will be $20 in cash for each $1,000 principal amount of Securities held by such Holder for which Consent has been given and not validly revoked. The Final Consent Payment will be $30 in cash for each $1,000 principal amount of Securities held by such Holder for which Consent has been given and not validly revoked. The Initial Consent Payment will be paid promptly following the later of (i) the satisfaction of the Supplemental Indenture Condition and (ii) the satisfaction of the Lender Consent Condition, and in no event later than 15 business days following the satisfaction of the Requisite Consent Condition. The Final Consent Payment will be paid promptly following the later of (i) the Expiration Date and (ii) the satisfaction all remaining conditions set forth herein, including the Completion Condition.

The terms of the Solicitation may cause a Holder to be treated as disposing of its Securities in a taxable exchange for U.S. federal income tax purposes and are expected to cause Holders that are U.S. taxpayers to be subject to different U.S. federal income tax rules for accounting for income on the Securities than apply currently. See “Certain United States Federal Income Tax Consequences”.

•	Changes to the Proposed Amendments. The Proposed Amendments with respect to Section 4.07 of the Indenture (Restricted Payments) have been modified in this amended and restated Consent Solicitation Statement. The following changes are proposed to the Proposed Amendments:

•	The Proposed Amendments as set forth in the original Consent Solicitation Statement dated April 20, 2004, would have required the Leverage Ratio for Inmarsat Group Limited’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which any Restricted Payment is made to be no more than 3.75 to 1. The Proposed Amendments as set forth in this amended and restated Consent Solicitation Statement have decreased the required Leverage Ratio from 3.75 to 1 to 3.50 to 1.

•	The Proposed Amendments as set forth in the original Consent Solicitation Statement dated April 20, 2004, would have required the aggregate amount of all Restricted Payments made on or after December 31, 2004 (excluding certain Restricted Payments) to be less than an amount equal to the greater of: (i) Cumulative Credit for the period (taken as one accounting period) from and after December 31, 2004 to the end of the fiscal quarter immediately preceding any such Restricted Payment less 1.4 times Fixed Charges for the same period and (ii) $50 million. The Proposed Amendments as set forth in this amended and restated Consent Solicitation Statement have changed this calculation to require the aggregate amount of all Restricted Payments made on or after December 31, 2004 (excluding certain Restricted Payments) to be less than an amount equal to the greater of: (i) Cumulative Credit less 1.5 times Fixed Charges less the Adjustment Amount (which will be $12.5 million on or prior to June 30, 2005 and will increase by $6.25 million on the last day of each fiscal quarter thereafter) and (ii) $50 million.

•	The Proposed Amendments have been modified to provide that, an Public Equity Offering (as defined in the Indenture) will not trigger the preceding changes in the Company’s Restricted Payments basket, unless immediately following the consummation of the Public Equity Offering and the receipt and application of proceeds therefrom the Leverage Ratio (as defined in the Indenture) of Inmarsat Group Limited immediately following the consummation of the Public Equity Offering and the receipt of proceeds therefrom must be no more than 3.00 to 1.

For more specific details, see “The Proposed Amendments” and Annex I and Annex II hereto.

•	Extension of the Expiration Date. The Expiration Date has been extended to 5:00 p.m. New York City time on May 13, 2005.

SUMMARY

The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Consent Solicitation Statement and in the Letter of Consent. Capitalized terms used and not defined in this summary have the respective meanings assigned to them elsewhere in this Consent Solicitation Statement or in the Indenture.

The Soliciting Company	Inmarsat Finance plc.

The Securities	7 5/8% Senior Notes due 2012.

The Solicitation	The primary purpose of the Solicitation is to facilitate a possible Public Offering of ordinary shares of the Parent and compliance with the Parent’s expected dividend policy following any such Public Offering. Please see “Background and Purpose of the Solicitation”.

Amendment and Restatement of the Solicitation

This is an amendment and restatement of the Consent Solicitation Statement dated April 20, 2005 relating to the Solicitation.

If you have already delivered a Consent in connection with the Solicitation, you will be deemed to have delivered a Consent to the Proposed Amendments as described in this amended and restated Consent Solicitation Statement unless you deliver a Letter of Consent with the “DO NOT CONSENT” box marked thereon or follow the procedures to withdraw your Consent as described in “The Solicitation — Revocation of Consents”, in either case after the date of such Consent and on or prior to the Expiration Date. If you have previously delivered a Letter of Consent with the “DO NOT CONSENT” box marked thereon and now wish to consent to the Proposed Amendments as set forth in this amended and restated Consent Solicitation Statement, you may do so by validly delivering a Consent by following the instructions described in “The Solicitation — Consent Procedure” on or prior to the Expiration Date. Regardless of when a Consent is delivered, all Holders that have validly delivered a Consent on or prior to the Expiration Date will receive the Consent Payment in the amount described herein, subject to the conditions set forth herein.

Requisite Consents	Adoption of the Proposed Amendments requires the consent of more than 50% in aggregate principal amount of the Securities outstanding and not owned directly or indirectly by the Company or any Guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Guarantor, as of the Record Date.

Record Date	5:00 p.m., New York City time, on April 20, 2005.

Expiration Date	The Solicitation expires at 5:00 p.m., New York City time, on May 13, 2005, or such later date to which the Solicitation is extended.

Consent Payments	Upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, we will pay to each Holder entitled thereto a Consent Payment (equal to $50 in cash for each $1,000 principal amount of Securities held by such Holder for which a Consent has been delivered and not revoked). The Initial Consent Payment (equal to $20 in cash for each $1,000 principal amount of Securities held by such Holder for which a Consent has been delivered and not revoked) will be paid promptly following the later of (i) the satisfaction of the Supplemental Indenture Condition and (ii) the satisfaction of the Lender Consent Condition, and in no event later than 15 business days following the satisfaction of the Requisite Consent Condition. The Final Consent Payment (equal to $30 in cash for each $1,000 principal amount of Securities held by such Holder for which a Consent has been delivered and not revoked) will be paid promptly following the later of (i) the Expiration Date and (ii) the satisfaction all remaining conditions set forth herein, including the Completion Condition.

Conditions to Effectiveness	We presently intend to execute and deliver the Supplemental Indenture promptly following satisfaction of the Requisite Consents Condition.

Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if (i) each of the Completion Condition, and other conditions set forth herein do not occur on or prior to June 30, 2006; (ii) the Company does not make the Initial Consent Payment within 15 business days of satisfaction of the Requisite Consents Condition; or (iii) the Company does not make the Final Consent Payment on or prior to June 30, 2006. If the Proposed Amendments become effective, the Proposed Amendments will be binding upon all Holders of Securities, whether or not such Holders have delivered Consents.

Consent Procedures

With respect to Securities registered in the name of Cede & Co., which is the nominee of DTC, the DTC participants (i.e., brokers, banks and other financial institutions that are participants in DTC), rather than DTC, must execute and deliver the Letter of Consent. All Securities in global form are registered in the name of Cede & Co.

To deliver a consent with respect to Securities held through Euroclear or Clearstream, Holders of such Securities should comply with the procedures established by Euroclear or Clearstream, as applicable. Consents in respect of Securities held through Euroclear and Clearstream will be delivered by the direct participants in Euroclear or Clearstream (which are also DTC participants) in respect of such Securities held through Euroclear or Clearstream. Beneficial owners of Securities that are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as the case may be, through which they hold Securities to submit a valid electronic consent instruction to the relevant clearing system prior to the Expiration Date.

With respect to all other Securities, only Registered Holders on the Record Date and Proxyholders therefor will be eligible to deliver Letters of Consent, deliver or withhold Consents and, upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, receive Consent Payments. A beneficial owner of Securities who is not the Registered Holder thereof but who desires to deliver a Letter of Consent must either (i) complete and sign a Letter of Consent or a facsimile thereof, have the signature thereon (and on any proxy delivered therewith) guaranteed or notarized (unless such Letter of Consent or proxy, as the case may be, is furnished by or for the account of an Eligible Institution (as defined below)) and mail, fax or otherwise deliver (in any event, with an original to follow by mail or courier) such Letter of Consent or such facsimile (together with a duly executed proxy in substantially the form included with the Letter of Consent, authorizing such beneficial owner to complete and deliver a Letter of Consent and deliver or withhold a Consent for such Securities on behalf of the Registered Holder) to the Tabulation Agent at its address set forth on the back cover of this Consent Solicitation Statement; or (ii) request the Registered Holder of such Securities to effect the transaction for such beneficial owner. Letters of Consent may be delivered either to the New York or Luxembourg office of the Tabulation Agent.

The term “Eligible Institution” means either (i) a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers (“NASD”) or (ii) a commercial bank or trust company having an office or correspondent in the United States. If a Letter of Consent is properly received by the Tabulation Agent but without a check in Box 1 or Box 2, then such Letter of Consent will be deemed to constitute a “CONSENT” to the adoption of the Proposed Amendments and the Holders of the Securities represented by such Letter of Consent will be entitled to receive the Consent Payment in the manner and at the time and subject to the conditions, in each case, described herein.

Revocation of Consents	Consents can be revoked only by delivering a written notice of revocation to the Tabulation Agent prior to the execution of the Supplemental Indenture. Any Holder who properly revokes a Consent will not receive a

Consent Payment, unless a subsequent Consent from such Holder is properly received prior to the Expiration Date and is not thereafter revoked. The transfer of Securities after the Record Date will NOT have the effect of revoking any Letter of Consent theretofore properly received by the Tabulation Agent. Each Consent properly received by the Tabulation Agent will be counted notwithstanding any transfer of the Securities to which such Consent relates, unless the procedure for revoking Consents described in this Consent Solicitation Statement has been complied with. Consents properly received by the Tabulation Agent relating to any Securities will be deemed to revoke any Letter of Consent in respect of such Securities having an earlier date that has the “DO NOT CONSENT” box marked thereon.

Certain Tax Considerations	For a description of certain United States and United Kingdom tax considerations, see “Certain United States Federal Income Tax Consequences” and “Certain United Kingdom Tax Considerations”.

Information; Assistance; Additional Materials	Questions regarding the Solicitation or the procedure for consenting, as well as requests for assistance, should be directed to the Information Agent or the Solicitation Agent at their respective addresses and telephone numbers set forth on the back cover of this Consent Solicitation Statement. Requests for additional copies of this Consent Solicitation Statement or the Letter of Consent should be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Consent Solicitation Statement.

Notices	Any extension, waiver, termination or amendment of the Solicitation, or any delay in making Consent Payments, will be followed as promptly as practicable either by written notice mailed to Registered Holders or by public announcement, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the d’Wort (formerly the Luxemburger Wort).

Delivery of Letters of Consent	Each Letter of Consent should be delivered to the Tabulation Agent (and not to us, the Solicitation Agent or the Information Agent) on or prior to the Expiration Date to its address or fax number (with an original to follow by mail or courier) set forth in the Letter of Consent.

OUR BUSINESS

Inmarsat Finance plc is a direct subsidiary of Inmarsat Group Limited, which is, in turn, an indirect subsidiary of the Parent. Inmarsat Finance plc was formed to issue the Securities and to facilitate the financing plans of Inmarsat Group Limited and its subsidiaries (collectively, the “Inmarsat Group”).

We are the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide through our global satellite and ground infrastructure network. We have 25 years of experience in designing, launching and operating our satellite-based network and developing innovative services for end-users. From our fleet of ten owned and operated geostationary satellites, we provide a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. End-users of our services operate at sea, on land and in the air, and include government entities such as the US Department of Defense and the UK Ministry of Defence, shipping companies such as Maersk, energy companies such as Shell, media companies such as CNN and the BBC, airlines such as British Airways, and international aid organisations such as the International Red Cross. Our revenues, operating profit and EBITDA under UK GAAP for the financial year ended December 31, 2004 were $480.7 million, 159.1 million and $303.6 million, respectively.

Enterprise and government end-users in the maritime, land and aeronautical sectors use our mobile satellite communications services. During the financial year ended December 31, 2004, the maritime, land and aeronautical sectors of our business accounted for 53.1%, 28.2% and 3.6% of our total consolidated revenues, respectively, while our leasing activity accounted for 11.3% of our total consolidated revenues. Currently, our services are available at transmission rates of up to 128 kbps via our Inmarsat-3 network of satellites, and through our Regional Broadband Global Area Network (“Regional BGAN”) service, of up to 144 kbps. The planned introduction of our Broadband Global Area Network (“BGAN”) service to the land sector in the fourth quarter of 2005 will support data transmission rates of up to 492 kbps, and will allow us to support a range of sophisticated higher bandwidth services, including internet access, videoconferencing, local area network (“LAN”) access and cost competitive voice telephony. Our BGAN services will have the same characteristics our end-users have historically enjoyed, including reliability, ease of use and security, and will be supported by terminals that are smaller, more portable and cheaper than the terminals used to access our existing services.

We have a successful launch and operating record, and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes four Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and our first next-generation Inmarsat-4 satellite, launched in March 2005. We expect that our Inmarsat-2 and Inmarsat-3 satellites will remain in commercial operation beyond their original design lives. We currently expect that the last of our Inmarsat-2 satellites will cease commercial operation in approximately 2010, and that the last of our Inmarsat-3 satellites will cease commercial operation in approximately 2014.

We expect that the Inmarsat-4 satellite we launched in March will enter service by the beginning of June 2005 as the primary satellite in the Indian Ocean region supporting both our existing services and taking over the provision of our Regional BGAN service, which is currently provided over satellite capacity leased from Thuraya. We currently intend to launch a second Inmarsat-4 satellite in the second half of 2005 or in early 2006, depending on launch providers’ schedules. The Inmarsat-4 satellites will extend the commercial life of our satellite fleet to around 2020, and will serve as the platform for the introduction of our BGAN services. Upon deployment of the second Inmarsat-4 satellite, BGAN services will be available to approximately 85% of the earth’s land mass, covering approximately 98% of the world’s population. With the eventual launch of our third Inmarsat-4 satellite, the timing of which will depend on market-demand but which we currently anticipate to be in 2007, our coverage will extend across the whole of the Pacific Ocean region and result in full global coverage by our Inmarsat-4 fleet. Each of our Inmarsat-4 satellites will be up to 60 times more powerful and have up to 16 times more communications capacity than a Inmarsat-3 satellite.

We expect the total capital costs of constructing three Inmarsat-4 satellites and ground infrastructure, launching two Inmarsat-4 satellites, and developing our next-generation services to be approximately $1.5 billion (including our estimate of the cost of launch insurance for our Inmarsat-4 satellites). Of this amount, as of December 31, 2004, we had incurred $960 million in connection with constructing the three Inmarsat-4 satellites, building ground based transmission facilities and systems at Fucino, Italy and Burum, the Netherlands and developing our next-generation services. We estimate that the remaining cost as of December 31, 2004 to complete the construction and launch and to insure the launch of our Inmarsat-4 satellites was approximately $600 million.

We sell our mobile satellite communications services on a wholesale on-demand basis via a well-established, global network of distribution partners, who provide our services to end-users, either directly or indirectly through service providers. Our global network of 31 distribution partners and 444 service providers in approximately 180 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including BT, France Telecom, KDDI, KPN, Singtel, Telenor and Telstra and also include other independent distribution partners, such as Stratos Global. We have targeted new distribution partners to work with selected existing distribution partners to distribute our BGAN services either directly to end-users or via service providers. We charge our distribution partners wholesale rates according to the types of services they distribute to end-users pursuant to commercial framework agreements (in relation to our existing and next generation BGAN services), land earth station operator agreements and lease services agreements (in relation to our existing services) and Regional BGAN and BGAN services distribution agreements and lease services agreements (in relation to our Regional BGAN and next generation BGAN services), which govern our overall relationship with our distribution partners and establish three-year pricing schedules that are subject to annual volume discount arrangements.

In addition to our on-demand mobile satellite communications service business, third parties increasingly lease mobile satellite communications services capacity from us through our distribution partners. During the financial year ended December 31, 2004, approximately 11.0% of our total revenues was attributable to leased capacity, typically to government entities, including the US Navy.

BACKGROUND AND PURPOSE OF THE SOLICITATION

The purpose of the Solicitation is to amend the terms of the Indenture and the Securities to accommodate a possible public offering of ordinary shares of the Parent (the “Public Offering”). Specifically, the Proposed Amendments would permit the Inmarsat Group to make certain Restricted Payments to fund the Parent’s dividend payments to its ordinary shareholders in line with its expected dividend policy following any such Public Offering. See “The Proposed Amendments”. The Parent has made no final decision to proceed with a Public Offering and no assurance can be given that the Parent will do so, either at all or within the period set for notification of the Completion Condition. Payment of the Final Consent Payment to Holders who have delivered a valid Consent that is not properly revoked on or prior to the Expiration Date will be conditional upon, among other things, the satisfaction of the Public Offering Closing Condition. See “The Solicitation”.

Public Offering, Partial Redemption of the Securities and Redemption of the SPCs

Public Offering

If the Parent does go forward with the Public Offering, such Public Offering will likely comprise an offering by the shareholders of the Parent (the “Shareholder Offering”) and by the Parent (the “Primary Offering”). In such a case, the Parent would not receive any of the proceeds of the Shareholder Offering. The Parent has informed the Company that it expects the net proceeds from any such Primary Offering would be at least sufficient to redeem a portion of the Securities and all of the SPCs, as described below.

Any such Public Offering would not constitute an “IPO” as defined in the Proposed Amendments unless following the completion of such Public Offering and the receipt of all proceeds therefrom, the Leverage Ratio (as defined in the Indenture) of Inmarsat Group Limited would be no more than 3.00 to 1.

Partial Redemption of the Securities

On the closing date for the proposed Public Offering (the “Public Offering Closing Date”), the Company would issue a notice of redemption (the “Notice of Redemption”) to redeem 35% of the outstanding principal amount of the Securities at a redemption price of 107.625%, plus accrued but unpaid interest up to and including the redemption date in accordance with the terms of the Indenture. The Notice of Redemption, if issued, would be irrevocable.

Redemption of SPCs

In addition, prior to the Public Offering Closing Date but conditional upon the occurrence of the Public Offering Closing Date, Inmarsat Holdings Limited would issue a mandatory notice of redemption (the “SPC Notice of Redemption”) to the holders of its subordinated preference certificates (“SPCs”) to redeem all of the outstanding SPCs at a redemption price equal to their accreted principal amount on the redemption date. Any such redemption of the SPCs would be conditional upon the closing of the possible Public Offering.

The “Completion Condition” to this Consent Solicitation will occur only upon the later of (i) the Public Offering Closing Date and (ii) the distribution of the Notice of Redemption to holders of the Securities.

Expected Use of Proceeds of the Primary Offering

On the Public Offering Closing Date, the Parent intends to contribute funds equal to the net proceeds of the Primary Offering to a combination of Inmarsat Holdings Limited, Inmarsat Group Limited and Inmarsat Investments Limited, through a series of capital contributions (together, the “Capital Contributions”).

Inmarsat Holdings Limited intends to use part of the proceeds from the Capital Contributions to redeem all outstanding SPCs pursuant to the SPC Notice of Redemption. Inmarsat Investments Limited will use a portion of its proceeds from the Capital Contributions to repay a portion of the intercompany note proceeds loan entered into with the Company, which will, in turn, use the proceeds of such repayment to fund its redemption of the Securities, including the payment of any premium associated with such redemption, pursuant to the Notice of Redemption. Inmarsat Investments Limited will also use a portion of the proceeds from the Capital Contributions to partially repay its intercompany subordinated shareholder funding loan with Inmarsat Group Limited. Inmarsat Group Limited will, in turn, loan the proceeds of such repayment to Inmarsat Holdings Limited on a subordinated basis. The loan to Inmarsat Holdings Limited will have substantially identical terms to, and mature on the same date as, the subordinated intercompany shareholder funding loan by Inmarsat Holdings Limited to Inmarsat Group Limited.

The transactions described in “Background and Purpose of the Solicitation” may not occur. Furthermore, the description of the implementation and execution of such possible transactions may differ from those that are eventually realized and the terms of such transactions and their final results in such descriptions are estimates and could have different results.

The following table sets forth a summary of our corporate and financial structure following the Primary Offering, the Refinancing, the redemption of the Securities, the redemption of the SPCs and the expected use of proceeds of the Primary Offering, pro forma as at December 31, 2004:

(1)	The outstanding principal amount under the subordinated intercompany shareholder funding loan from Inmarsat Holdings Limited to Inmarsat Group Limited is $597.3 million. In connection with the expected use of proceeds of the Primary Offering, Inmarsat Group Limited expects to make a $293 million principal amount intercompany loan to Inmarsat Holdings Limited. With the exception of its principal amount, the intercompany loan will have substantially identical terms to, and mature on the same date as, the subordinated intercompany shareholder funding loan from Inmarsat Holdings Limited to Inmarsat Group Limited. Accordingly, the net amount of Inmarsat Group Limited’s subordinated intercompany liability to Inmarsat Holdings Limited is expected to be $304 million.

(2)	The total amount outstanding under the Senior Credit Facility as of December 31, 2004 was $738 million. We are currently in discussions to refinance the Senior Credit Facility, however we cannot be certain if any such refinancing will take place prior to the completion of the possible Public Offering or if such refinancing will take place at all. If the refinancing does occur, the amount outstanding under the refinanced senior credit facility will likely differ from that reflected above. In addition, even if the refinancing does not occur, the amount outstanding under the Senior Credit Facility could be substantially different at the time of the possible Public Offering from that listed above.

(3)	In addition to the principal amount paid in connection with the redemption of the Securities, the amount paid on the Note Proceeds Loan relating to the Senior Notes will also include a premium corresponding to that paid to fund the payment of the redemption premium on the Securities by the Company.

THE PROPOSED AMENDMENTS

Although the Supplemental Indenture will be effective upon execution, it will terminate if each of the Completion Condition and the other conditions set forth herein and the making of the Consent Payment by the Company do not occur on or prior to June 30, 2006. If the Company, the Guarantors and the Trustee execute and deliver the Supplemental Indenture, the conditions set forth herein are satisfied and the Consent Payment is made, then the Proposed Amendments will be binding upon all holders of Securities, whether or not such holders have delivered Consents.

Set forth below is a description of the Proposed Amendments for which Consents are being solicited. Such description is qualified in its entirety by reference to the full provisions of the Indenture. For your convenience, in Annex I to this Consent Solicitation Statement we set forth in full the text of Section 4.07 (Restricted Payments) and Section 4.11 (Affiliate Transactions) as they would appear if the Proposed Amendments were adopted, along with selected definitions to assist with the reading of Annex I. In addition, in Annex II to this Consent Solicitation Statement, we set forth the full text of this “The Proposed Amendments” section, marked to show changes made since the original Consent Solicitation Statement was circulated on April 20, 2005.

If the Proposed Amendments were adopted, Section 4.07 (Restricted Payments) of the Indenture would be amended by deleting the entirety of the second subsection (2) under subsection (a) thereof (appearing after the language “unless, at the time and after giving effect to such Restricted Payment” in subsection (a)), and replacing it with the following:

“(2) the Leverage Ratio for Inmarsat Group Limited’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payment is made would have been, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, no more than 3.50 to 1; and”

In addition, Section 4.07 of the Indenture would be amended by deleting the entirety of the second subsection (3) under subsection (a) thereof (appearing after the language “unless, at the time and after giving effect to such Restricted Payment” in subsection (a)), and replacing it with the following:

“(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Inmarsat Group Limited and its Restricted Subsidiaries on or after December 31, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8) and (11) of paragraph (b) below), is less than an amount (without duplication) equal to the greater of:

(A) the Cumulative Credit for the period (taken as one accounting period) from and after December 31, 2004, to the end of the fiscal quarter immediately preceding the proposed Restricted Payment for which internal financial statements are available less 1.5 times Fixed Charges, for the same period less the Adjustment Amount; and

(B) $50.0 million.”

Subsection (b)(2) of Section 4.07 would be deleted in its entirety and replaced with the following:

“(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Inmarsat Group Limited) of, Equity Interests of Inmarsat Group Limited (other than Disqualified Shares) or from the substantially concurrent contribution of ordinary equity capital to Inmarsat Group Limited; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from the definition of “Cumulative Credit” in Section 1.01;”

Subsection (b)(9) of Section 4.07 would be deleted in its entirety and replaced with the word “[Reserved]”.

Subsection (b)(11) of Section 4.07 would be deleted in its entirety and replaced with the following:

“(11) Restricted Payments made in connection with the Concurrent Transactions; provided, however that (a) payments to Holders of the Notes and the Senior Discount Notes of all fees for the Holders’ consent to the Consent Solicitations are made in accordance with the terms of the Consent Solicitations and (b) all such Restricted Payments are made on or prior to June 30, 2006; provided further, however, that the aggregate net proceeds of the IPO that are utilized for any Restricted Payment permitted by this clause (11) shall be excluded from the definition of “Cumulative Credit” in Section 1.01.”.

Subsection (b)(10) of Section 4.11 (Transactions with Affiliates) would be amended by striking the word “and” from the end of such subsection, subsection (b)(11) of Section 4.11 would be amended by adding the word “and” to the end of such subsection and the following would be inserted as subsection (b)(12) of Section 4.11:

“(12) any Concurrent Transactions.”.

In addition, if the Proposed Amendments were adopted, Section 1.01 (Definitions) would be modified to include the following seven definitions:

““Adjustment Amount” means $6.25 million and shall increase by $6.25 million on the last day of each financial quarter beginning with the financial quarter ended June 30, 2005.”

““Concurrent Transactions” means (a) the direct or indirect application of the proceeds of the IPO on or before June 30, 2006 to (i) make any subordinated intercompany loans and/or capital contributions of any portions of the proceeds of the IPO from Inmarsat Group Holdings Limited directly or indirectly to any Subsidiary; (ii) pay any interest or principal on the Subordinated Intercompany Note Proceeds Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Intercompany Note Proceeds Loan; (iii) pay any interest or principal on any Subordinated Intercompany Shareholder Funding Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value any Subordinated Intercompany Shareholder Funding Loan; (iv) make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Preference Certificates; (b) the making of any subordinated intercompany loans from Inmarsat Group Limited to Inmarsat Holdings Limited on terms substantially similar to the Subordinated Intercompany Shareholder Funding Loan; and (c) the payment to Holders of the Notes or the Senior Discount Notes of any fee in accordance with the terms of the Consent Solicitations, in each case, substantially as set forth in the Consent Solicitations.”

““Consent Solicitations” means the consent solicitation statement of Inmarsat Finance plc, dated April 20, 2005 and as amended and restated on May 9, 2005, seeking the consent of Holders of the Notes to certain proposed amendments to the Indenture and the consent solicitation statement of Inmarsat Finance II plc, dated April 20, 2005 and as amended and restated on May 9, 2005, seeking the consent of Holders of the Senior Discount Notes to certain proposed amendments to the indenture governing the Senior Discount Notes.”

““Cumulative Credit” means the sum of:

(1) Consolidated Cash Flow for the relevant period, plus

(2) 100% of the aggregate net cash proceeds and Fair Market Value of Marketable Securities received by Inmarsat Group Limited after the IPO Closing Date as a contribution to its ordinary equity capital or from the issue or sale of Equity Interests of Inmarsat Group Limited (other than Disqualified Shares) or from the issue or sale of convertible or exchangeable Disqualified Shares or convertible or exchangeable debt securities of Inmarsat Group Limited that have been converted into or exchanged for such Equity Interest (other than Equity Interests (or Disqualified Shares or debt securities) sold to a Subsidiary of Inmarsat Group Limited), plus

(3) 100% of the net cash proceeds received by Inmarsat Group Limited in connection with the incurrence of any Subordinated Intercompany Shareholder Funding Loan after the IPO Closing Date, plus

(4) an amount equal to the aggregate net reduction in Restricted Investments (other than any such Restricted Investment made pursuant to paragraphs (b)(1) to (11) of Section 4.07) made after the IPO Closing Date by Inmarsat Group Limited or any Restricted Subsidiary and resulting from the repurchase, repayment or redemption of such Restricted Investments for cash, or from cash proceeds realized on the sale of all or part of such Investment or representing a return of capital (excluding dividends) with respect thereto; provided, however, that the foregoing net reduction shall not exceed the amount (in respect of any Person) of the Restricted Investment previously made (and treated as a Restricted Payment) by Inmarsat Group Limited or any Restricted Subsidiary in such Person, plus

(5) to the extent that any Unrestricted Subsidiary of Inmarsat Group Limited designated as such after the IPO Closing Date is redesignated as a Restricted Subsidiary after the IPO Closing Date, the lesser of (i) the Fair Market Value of Inmarsat Group Limited’s Investment in such Subsidiary as of the date of such redesignation or (ii) the sum of (A) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the IPO Closing Date and (B) the amount of any subsequent Investment by Inmarsat Group Limited and its Restricted Subsidiaries in such Unrestricted Subsidiary made (and treated as a Restricted Payment) after the IPO Closing Date and after the original date of designation, plus

(6) 50% of any dividends received in cash by Inmarsat Group Limited or a Guarantor after the IPO Closing Date from an Unrestricted Subsidiary of Inmarsat Group Limited, to the extent that such dividends were not otherwise included in Consolidated Net Income of Inmarsat Group Limited for such period;

provided, however, for the avoidance of doubt, neither the proceeds nor the impact of the IPO or the Concurrent Transactions shall increase or decrease the Cumulative Credit.”

““IPO” means the first Public Equity Offering of Inmarsat Group Limited or a parent company of it completed on or prior to June 30, 2006, provided that the Leverage Ratio of Inmarsat Group Limited on the related IPO Closing Date on a pro forma basis taking into account such Public Equity Offering and the use of proceeds therefrom is no more than 3.00 to 1.”

““IPO Closing Date” means the date of receipt by Inmarsat Group Limited or any Restricted Subsidiary of the proceeds from the IPO.”

““Senior Discount Notes” means the 10 3/8% Senior Discount Notes due 2012 issued by Inmarsat Finance II plc.”

Finally, in order to correct an error in the Indenture, clause (i) of the definition of “Subordinated Intercompany Shareholder Funding Loan” would be amended to read as follows:

“(i) Indebtedness of Inmarsat Group Limited outstanding on the Issue Date under the Loan Agreement dated December 30, 2003 between Inmarsat Group Limited and Inmarsat Holdings Limited and”.

Pursuant to Section 9.02 of the Indenture, after the Proposed Amendments become effective, a notice briefly describing the amendment will be mailed to Holders.

THE SOLICITATION

We are hereby soliciting Consents to adopt the Proposed Amendments upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent.

Terms of the Solicitation and Consent Payments

In accordance with the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, each Holder who has delivered a valid Consent at or prior to the Expiration Date will, so long as such Consent is not properly revoked before the Supplemental Indenture is executed, receive a Consent Payment in the manner and at the time described below, but only if the Completion Condition, Requisite Consents Condition and Supplemental Indenture Condition are satisfied.

This is an amendment and restatement of the Consent Solicitation Statement dated April 20, 2005 relating to the Solicitation. If you have already delivered a Consent in connection with the Solicitation, you will be deemed to have delivered a Consent to the Proposed Amendments as described in this amended and restated Consent Solicitation Statement unless you deliver a Letter of Consent with the “DO NOT CONSENT” box marked thereon or follow the procedures to withdraw your Consent as described in “The Solicitation — Revocation of Consents”, in either case after the date of such Consent and on or prior to the Expiration Date. If you have previously delivered a Letter of Consent with the “DO NOT CONSENT” box marked thereon and now wish to consent to the Proposed Amendments as set forth in this amended and restated Consent Solicitation Statement, you may do so by validly delivering a Consent by following the instructions described in “The Solicitation — Consent Procedure” on or prior to the Expiration Date. Regardless of when a Consent is delivered, all Holders that have validly delivered a Consent on or prior to the Expiration Date will receive the Consent Payment in the amount described herein, subject to the conditions set forth herein.

We will pay to each Holder who has properly delivered and not revoked a Consent, the Consent Payment, which shall be in the amount of $50 in cash for each $1,000 principal amount of Securities held by such Holder for which such Consent has been given. The Initial Consent Payment (equal to $20 in cash for each $1,000 principal amount of Securities held by such Holder for which such Consent has been given) will be paid following the later of (i) the satisfaction of the Supplemental Indenture Condition and (ii) the satisfaction of the Lender Consent Condition and in no event later than 15 business days following the satisfaction of the Requisite Consent Condition. The Final Consent Payment (equal to $30 in cash for each $1,000 principal amount of Securities held by such Holder for which such Consent has been given) will be paid promptly following the later of (i) the Expiration Date and (ii) the satisfaction all remaining conditions set forth herein, including the satisfaction of the Completion Condition. Consents shall be deemed accepted by us and shall become irrevocable upon the execution and delivery of the Supplemental Indenture. We presently intend to execute and deliver the Supplemental Indenture promptly following satisfaction of the Requisite Consents Condition. Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if (i) each of the Completion Condition, and other conditions set forth herein do not occur on or prior to June 30, 2006; (ii) the Company does not make the Initial Consent Payment within 15 business days of satisfaction of the Requisite Consents Condition; or (iii) the Company does not make the Final Consent Payment on or prior to June 30, 2006. If the Proposed Amendments become effective, the Proposed Amendments will be binding upon all Holders of Securities, whether or not such Holders have delivered Consents. We reserve the right to delay making Consent Payments, in whole or in part, to comply with any applicable law. The Consent Payments will be made to each Holder entitled thereto pursuant to the terms hereof by check delivered by first class mail to the address specified in the Letter of Consent or by wire transfer, as specified in such Holder’s returned Letter of Consent.

Under no circumstances will we make any Consent Payment to any Holder who delivers a Letter of Consent with the “DO NOT CONSENT” box marked thereon with respect to the adoption of the Proposed Amendments unless, on or prior to the Expiration Date, a subsequently dated Letter of Consent marked to indicate a “CONSENT” to the adoption of the Proposed Amendments is properly received from such Holder and such Consent is not thereafter properly revoked.

Consents will be deemed accepted by us and become irrevocable upon the execution and delivery of the Supplemental Indenture. Promptly following satisfaction of the Requisite Consents Condition, the Company, the Guarantors and the Trustee intend (but are not obligated) to execute and deliver the Supplemental Indenture. Although the Supplemental Indenture will be effective upon execution, it will cease to be effective if (i) each of the Completion Condition, and other conditions set forth herein do not occur on or prior to June 30, 2006; (ii) the Company does not make the Initial Consent Payment within 15 business days of satisfaction of the Requisite Consents Condition; or (iii) the Company does not make the Final Consent Payment on or prior to June 30, 2006. If the Proposed Amendments become effective, the Proposed Amendments will be binding upon all Holders of Securities, whether or not such Holders have delivered Consents. After the Proposed Amendments become effective, all holders of the Securities, including non-consenting Holders and subsequent holders of the Securities, will be bound by the Proposed Amendments. Furthermore, if, in accordance with the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, the Proposed Amendments become effective, non-consenting Holders (whether or not they have delivered a Letter of Consent or otherwise affirmatively objected to the Proposed Amendments) will not be entitled to any rights of appraisal or similar rights of dissenters (whether pursuant to the Indenture, Inmarsat’s organizational instruments or applicable provisions of law) with respect to adoption of the Proposed Amendments.

The Solicitation expires at 5:00 p.m., New York City time, on May 13, 2005. The Solicitation may be extended (including on a daily basis) at any time and from time to time in our sole discretion. There can be no assurance that we would, under any particular circumstances, exercise our right to extend the Solicitation. The Solicitation may be terminated at any time in our sole discretion, whether or not the Requisite Consents Condition or any other condition stated herein has been satisfied. If the Solicitation is so terminated, no Consent Payments will be made, irrespective of whether the Requisite

Consents Condition or any other condition stated herein has been satisfied. We expressly reserve the right, in our sole discretion and at any time and from time to time, to amend the Solicitation in any respect.

Any extension, termination or amendment of the Solicitation, or any delay in making Consent Payments, will be followed as promptly as practicable either by written notice delivered to Holders or by public announcement, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the d’Wort (formerly the Luxemburger Wort).

Consent Procedure

The Consent Solicitation Statement, prior to the amendment and restatement thereof as set forth herein, was first mailed, sent or given to Registered Holders on or about April 20, 2005. Inmarsat established 5:00 p.m., New York City time, on April 20, 2005 as the Record Date for the Solicitation. This amended and restated Consent Solicitation Statement is first being mailed, sent or given to Registered Holders on or about May 9, 2005.

If you have already delivered a Consent in connection with the Solicitation, you will be deemed to have delivered a Consent to the Proposed Amendments as described in this amended and restated Consent Solicitation Statement unless you deliver a Letter of Consent with the “DO NOT CONSENT” box marked thereon or follow the procedures to withdraw your Consent as described in “— Revocation of Consents”, in either case after the date of such Consent and on or prior to the Expiration Date. If you have previously delivered a Letter of Consent with the “DO NOT CONSENT” box marked thereon and now wish to consent to the Proposed Amendments as set forth in this amended and restated Consent Solicitation Statement, you may do so by validly delivering a Consent by following the instructions described in this section on or prior to the Expiration Date. Regardless of when a Consent is delivered, all Holders that have validly delivered a Consent on or prior to the Expiration Date will receive the Consent Payment in the amount described herein, subject to the conditions set forth herein.

With respect to Securities registered in the name of Cede & Co., which is the nominee of DTC, the DTC participants (i.e., brokers, banks and other financial institutions that are participants in DTC), rather than DTC, must execute and deliver the Letter of Consent. All Securities in global form are registered in the name of Cede & Co.

To deliver a consent with respect to Securities held through Euroclear or Clearstream, Holders of such Securities should comply with the procedures established by Euroclear or Clearstream, as applicable. Consents in respect of Securities held through Euroclear and Clearstream will be delivered by the direct participants in Euroclear or Clearstream (which are also DTC participants) in respect of such Securities held through Euroclear or Clearstream. Beneficial owners of Securities that are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as the case may be, through which they hold Securities to submit a valid electronic consent instruction to the relevant clearing system prior to the Expiration Date.

With respect to all other Securities, only Registered Holders and Proxyholders will be eligible to deliver Letters of Consent and deliver or withhold Consents and, upon the terms and subject to the conditions set forth in this Consent Solicitation Statement and in the Letter of Consent, receive Consent Payments. A beneficial owner of Securities who is not the Registered Holder of such Securities (e.g., a holder whose Securities are registered in the name of a nominee such as a brokerage firm) must either (i) arrange with such Registered Holder to execute and deliver a Letter of Consent on such beneficial owner’s behalf (a Letter of Instructions is included in the Solicitation materials provided with this Consent Solicitation Statement for this purpose) or (ii) obtain a proxy (in substantially the form included with the Letter of Consent) from such Registered Holder authorizing such beneficial owner to deliver a Letter of Consent and deliver or withhold a Consent for the related Securities on behalf of the Registered Holder.

Each Consent is a continuing Consent notwithstanding that registered ownership of the Securities to which such Consent relates has been transferred subsequent to the Record Date, unless such Consent is properly revoked in accordance with the procedures described in this Consent Solicitation Statement.

A Consent received by the Tabulation Agent on or prior to the Expiration Date relating to any Securities will be deemed to revoke any Letter of Consent in respect of such Securities having an earlier date that has the “DO NOT CONSENT” box marked thereon.

A Letter of Consent accompanies this Consent Solicitation Statement. A Letter of Consent (or, if the person signing such Letter of Consent is not the Registered Holder, the irrevocable proxy in substantially the form included therewith), to be effective, must be executed by the Registered Holder of the Securities to which such Letter of Consent (or such irrevocable proxy) relates in the same manner as the Registered Holder’s name appears on the certificate (s) evidencing such Securities, or if delivered by a participant in DTC, exactly as such participant’s name appears on a security position listing as the owner of the Securities. If any certificate(s) evidencing such Securities are held of record as of the Record Date by two or more Registered Holders, all such Registered Holders must sign such Letter of Consent (or such irrevocable proxy). If such Securities are registered in different names as of the Record Date, separate Letters of Consent (or irrevocable proxies) must be executed for each form of registration. If a Letter of Consent is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, such person must indicate such capacity when signing and must submit with such Letter of Consent appropriate evidence of authority to execute such Letter of Consent. In addition, if either (i) a Letter of Consent relates to less than the aggregate principal amount of Securities registered in the name of the Registered Holder or (ii) a person is not a Registered Holder and is consenting pursuant to a proxy given by a Registered Holder and such Letter of Consent relates to less than the total principal amount of Securities to which such proxy relates, then such Letter of Consent must indicate the certificate number(s) (if held in certificated form) and aggregate principal amount of Securities to which such Letter of Consent relates. Otherwise, such Letter of Consent will be deemed to relate to the entire principal amount of Securities registered in the name of such Registered Holder or to which such proxy relates, as the case may be.

The ownership of Securities shall be proven by the Trustee, as registrar of the Securities, in accordance with the provisions therefor contained in the Indenture. All questions as to the validity, form, eligibility (including time and receipt) and the acceptance of Letters of Consent and revocations of Consents with respect to Securities will be resolved in the first instance by Inmarsat, whose determination shall be binding, subject only to final review as may be prescribed by the Trustee in accordance with the Indenture concerning proof of execution and ownership. We reserve the absolute right to reject any or all Letters of Consent and revocations that are not in proper form or the acceptance of which could, in the judgment of our counsel, be unlawful. We also reserve the right, subject to any final review the Trustee may prescribe in accordance with the provisions of the Indenture for proof of execution and ownership, to waive any irregularities or conditions of delivery as to particular Letters of Consent or revocations. Unless waived, any irregularities in connection with the deliveries must be cured within such time as we, in our sole discretion, determine. Neither we, the Tabulation Agent nor any other person shall be under any duty to provide notification of any such irregularities or waiver. Neither we, the Tabulation Agent nor any other person shall incur any liability for failure to give any such notification. Deliveries of such Letters of Consent or revocations will not be deemed to have been made until such irregularities have been cured or waived. Our interpretation of the terms and conditions of the Solicitation shall be final and binding.

Except as otherwise provided herein with respect to Letters of Consent not including a check in Box 1 or Box 2, Consents, to be effective, must be properly dated, completed and executed and received by the Tabulation Agent on or prior to the Expiration Date. Except as otherwise provided herein, each Holder desiring to furnish a Letter of Consent must complete, sign and date the accompanying Letter of Consent (or a facsimile thereof) in accordance with the instructions set forth in this Consent Solicitation Statement and in the Letter of Consent, have the signatures thereon (and on any proxy delivered therewith) notarized or guaranteed and mail, fax, hand deliver or send by overnight courier such Letter of Consent and any other required documents to the Tabulation Agent. The method of delivery of all documents, including fully executed Letters of Consent, is undertaken at the election and risk of the Holder delivering such documents. Such delivery will be deemed made only when actually received by the Tabulation Agent. A signature guarantee, if required, must be made by a firm that is a member of a registered national securities exchange or a member of the NASD or by a commercial bank or trust company having an office or correspondent in the United States.

If a Letter of Consent is properly received by the Tabulation Agent but without a check in Box 1 or Box 2, then such Letter of Consent will be deemed to constitute a “CONSENT” to the adoption of the Proposed Amendments and the Holders of the Securities represented by such Letter of Consent will be entitled to receive the Consent Payment in the manner and at the time and subject to the conditions, in each case, described herein.

Each Letter of Consent should be sent to the Tabulation Agent at its address set forth on the cover of the Letter of Consent. In addition, Letters of Consent may be sent to the Luxembourg office of the Tabulation Agent listed on the back cover of this Consent Solicitation Statement.

Revocation of Consents

If you have already delivered a Consent in connection with the Solicitation, you will be deemed to have delivered a Consent to the Proposed Amendments as described in this amended and restated Consent Solicitation Statement unless you deliver a Letter of Consent with the “DO NOT CONSENT” box marked thereon or follow the procedures to withdraw your Consent as described in this section, in either case after the date of such Consent and on or prior to the Expiration Date.

A Consent can be revoked as described below unless otherwise agreed by us. Any Holder who furnished a Consent can revoke such Consent as to the Securities or any portion of the Securities (in integral multiples of $1,000) to which such Consent relates only by filing a written notice of revocation with the Tabulation Agent as set forth below prior to the earlier of the execution of the Supplemental Indenture and the Expiration Date. The transfer of Securities after the Record Date will NOT have the effect of revoking any Consent theretofore properly received by the Tabulation Agent. Each Consent properly received by the Tabulation Agent will be counted notwithstanding any transfer of the Securities to which such Consent relates, unless the procedure for revoking Consents described below has been complied with. A Consent properly received by the Tabulation Agent on or prior to the Expiration Date in respect of any Securities will be deemed to revoke any Letter of Consent in respect of such Securities having an earlier date that has the “DO NOT CONSENT” box marked thereon.

A written notice of revocation, to be effective, must (i) contain the name of the Registered Holder, the certificate number(s) of the Securities (if held in certificated form) to which such revocation relates, the CUSIP number or ISIN (if applicable) the aggregate principal amount of Securities to which such revocation relates and the signature of the Holder furnishing such revocation (with such signature, and the signatures in any accompanying proxy, notarized or guaranteed as described above) and (ii) be accompanied by a properly completed irrevocable proxy (in substantially the form included with the Letter of Consent) if the Holder furnishing the revocation is not the Registered Holder of such Securities. Notwithstanding the foregoing, with respect to Securities registered in the name of Cede & Co., which is the nominee of DTC, the DTC participants (i.e., brokers, banks and other financial institutions that are participants in DTC), rather than DTC, must furnish such a revocation. All Securities in global form are registered in the name of Cede & Co.

A revocation (or, if the person furnishing such revocation is not the Registered Holder, the accompanying irrevocable proxy), to be effective, must be executed by the Registered Holder of the Securities to which such revocation relates in the same name as the name of such Registered Holder appears on such Securities. If a revocation is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must indicate such capacity when signing and must submit with such revocation appropriate evidence of authority to execute such revocation. A revocation shall be effective only as to the Securities listed on such revocation and only if such revocation complies with the revocation procedures set forth in this Consent Solicitation Statement. A beneficial owner of Securities who is not the Registered Holder of such Securities must either arrange with such Registered Holder to execute and deliver on such beneficial owner’s behalf a revocation of any Consent already given with respect to such Securities, or obtain an irrevocable proxy (in substantially the form included with the Letter of Consent) from such Registered Holder authorizing such beneficial holder to revoke such Consent on behalf of such Registered Holder in accordance with the procedures described in this Consent Solicitation Statement. A purported revocation that is not received by the Tabulation Agent in a timely fashion and accepted as a valid revocation will not be effective to revoke a previously furnished Consent. We reserve the right to contest the validity of any revocations.

A person who has delivered a revocation may thereafter deliver a Consent by following one of the described procedures therefor at any time on or prior to the Expiration Date.

Information; Assistance; Additional Materials

Questions relating to the Solicitation or the procedure for delivering Letters of Consent as well as requests for assistance should be directed to the Information Agent or any Solicitation Agent at their respective addresses and telephone numbers set forth on the back cover of this Consent Solicitation Statement. Requests for additional copies of this Consent Solicitation Statement or the Letter of Consent should be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Consent Solicitation Statement. In addition, copies of this Consent Solicitation Statement are available at the Luxembourg office of the Tabulation Agent listed on the back cover of this Consent Solicitation Statement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary discussion of certain of the anticipated U.S. federal income tax consequences of adoption of the Proposed Amendments for U.S. Holders. A “U.S. Holder” is a beneficial owner of Securities that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under the applicable U.S. Treasury regulations to be treated as a U.S. person. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the related regulations thereunder, revenue rulings and court decisions, all of which are subject to change possibly with retroactive effect. The summary does not attempt to address the U.S. federal income tax consequences for all categories holders, some of which may be subject to special rules (e.g., life insurance companies, partnerships, former citizens of the United States, tax-exempt entities and traders or dealers in securities or currencies). This summary assumes that the Securities are held as “capital assets” within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the Internal Revenue Service (the “Service”) regarding any matter discussed below. Accordingly, no assurance can be given that the Service will not challenge any of the U.S. federal income tax consequences described below or that any such challenge, if made, would not be sustained by a court. All holders are urged to consult with their own tax advisers in determining the U.S. federal, state, local and any other tax consequences of adoption of the Proposed Amendments. If a partnership holds the Securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Securities should consult their own tax advisers.

Tax Consequences of Modification of Outstanding Bonds

Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized if such modification is a “significant” modification within the meaning of the applicable Treasury Regulations. A modification of a debt instrument that is not a significant modification does not create a deemed exchange. A change in the yield of a debt instrument generally is a significant modification if the yield on the modified instrument varies from the annual yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 1/4 of one percent (25 basis points) or five percent of the annual yield of the unmodified instrument. For purposes of determining the yield on the modified instrument the Treasury Regulations provide that any payments made by the issuer to the holder as consideration for the modification of a debt instrument are taken into account as an adjustment to the issue price of the modified debt instrument.

While there is no authority directly on point, the receipt of the Initial Consent Payment and the right to receive the Final Consent Payment will be sufficient to cause a “significant” modification of the outstanding bonds. Under this treatment, there should be a deemed exchange of existing bonds for new bonds for U.S. federal income tax purposes. The new bonds would be subject to special U.S. federal income tax rules applicable to debt instruments that provide for payments that are contingent as to timing or amount (the “Contingent Debt Regulations”).

For a holder that does not receive the Consent Payment, the U.S. federal income tax consequences of the adoption of the Proposed Amendments depend upon whether the Proposed Amendments will cause a deemed exchange of the outstanding bonds for new bonds for U.S. federal tax purposes. The applicable Treasury Regulations do not specifically address whether a modification of a restricted payment covenant constitutes a “significant” modification of the outstanding bonds or whether such a modification merely is an alteration of a “customary financial covenant” and, therefore, not treated as a “significant” modification. Rather, such Treasury Regulations generally provide that a modification such as that which would result from the Proposed Amendments is “significant” only if the legal rights and obligations are altered in a manner that is economically significant. The adoption of the Proposed Amendments by itself should not result in a deemed exchange of outstanding bonds for new bonds. Accordingly, holders that do not receive the Consent Payment should not recognize any gain or loss as a result of the adoption of the Proposed Amendments.

Notwithstanding the foregoing discussion, it is possible that the Service may assert that the adoption of the Proposed Amendments results in a “significant” modification of the outstanding bonds and that even holders who do not receive the Consent Payments will be deemed to exchange their outstanding bonds for new bonds. If this were the case, the tax consequences of the exchange to such holder would be as described below, rather than as described above.

The bonds of a holder who does not receive the Consent Payment will have different tax attributes from those of a bond held by a holder who does receive Consent Payments. Because the bonds will not have distinguishable CUSIP or other identification numbers, a purchaser of bonds after the Initial Consent Payments are made generally will not be able to establish whether the bonds purchased were held by a holder that received Consent Payments or one that did not, which may have a negative impact on the value of the bonds.

In a deemed exchange, a holder of outstanding bonds would realize gain or loss equal to the difference between the amount deemed realized by such holder in the exchange and its adjusted tax basis in the outstanding bonds deemed to have been surrendered. Such holder’s amount realized would likely be the sum of (i) the issue price (as determined in the manner described below) of the new bonds at the time the exchange is deemed to occur plus (ii) the amount of any Consent Payment received by such holder (but only if the Consent Payment was treated as part of the deemed exchange rather than as a separate fee), less amounts allocable to unpaid interest.

Nevertheless, such a deemed exchange should constitute a tax-free recapitalization, in which case a holder of outstanding bonds would recognize no loss and would recognize gain only to the extent, if any, of the fair market value of the excess of the “principal amount” (within the meaning of Section 354 of the Code) of the new bonds over the “principal amount” of the outstanding bonds (which excess amount should be zero), plus the amount of the Consent Payment, if any, received by the holder (but only if the Consent Payment was treated as part of the deemed exchange rather than as a separate fee; if it were treated as a separate fee, there should be no gain recognized in the tax-free recapitalization). If a deemed exchange constitutes a recapitalization, a holder’s tax basis in new bonds would equal the holder’s tax basis in outstanding bonds deemed to have been exchanged therefor, increased by the amount of gain, if any, recognized by such holder and reduced by the amount of any Consent Payment received (but only if the Consent Payment was treated as part of the deemed exchange rather than as interest or a separate fee). If a deemed exchange constitutes a recapitalization, a holder’s holding period for new bonds would include the holding period of the outstanding bonds deemed to have been exchanged therefor.

If such a deemed exchange does not constitute a tax-free recapitalization, a U.S. Holder should recognize any gain or loss realized by such U.S. Holder in the deemed exchange, as described above. If the deemed exchange does not constitute a tax-free recapitalization, the U.S. Holder’s basis in the new bonds should equal their issue price, as described below, and the holding period of the new bonds will begin on the day of the deemed exchange.

Except to the extent of market discount, if any, gain or loss recognized upon any deemed exchange of outstanding bonds for new bonds generally would be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period with respect to the outstanding bonds exceeds one year. With a deemed exchange, the Consent Payment likely would be treated as “boot” received as part of the deemed exchange, and thus would be taxed as described in the two preceding paragraphs, rather than as interest or a separate fee. In the event that the Consent Payment was treated as interest or a separate fee and not as “boot” received in the deemed exchange of bonds for new bonds, then the Consent Payment would give rise to ordinary income and would not be taken into account by U.S. Holders of the outstanding bonds in computing the amount of any gain or loss realized in a deemed exchange.

If bonds are deemed to be exchanged for U.S. federal income tax purposes and either the outstanding bonds or the new bonds are “publicly traded,” the new bonds will have a new issue price for U.S. federal income tax purposes. If the new bonds are treated as “publicly traded” for these purposes, the issue price of the new bonds will equal the fair market value of the new bonds immediately after the deemed exchange. If the new bonds are not so treated, but the outstanding bonds are treated as having been “publicly traded,” the issue price of the new bonds will equal the fair market value of the outstanding bonds immediately before the deemed exchange. This discussion assumes that the new bonds and the outstanding bonds will both be considered publicly traded.

Because the timing of and whether there will be a Final Consent Payment will not be known at the time of the deemed exchange, the now bonds of a U.S. Holder that may receive the Final Consent Payment should be subject to the CPDI Regulations. Assuming that the outstanding bonds are “publicly traded” under applicable Treasury Regulations, the CPDI Regulations require the U.S. Holder to account for interest for U.S. federal income tax purposes based on a “comparable yield” and any difference between actual payments and payments on the bond’s “projected payment schedule” in the manner described below. If, however, the outstanding bonds are not so publicly traded, then any Final Consent Payment should be included in gross income by a U.S. Holder in the taxable year in which such Final Consent Payment is made.

Solely for the purposes of determining the amount of interest income that will accrue on the new bonds for U.S. federal income tax purposes, a U.S. Holder can contact the company by written request to Attention: Corporate Finance; 99 City Road; London EC1Y 1AX; United Kingdom in order to receive the comparable yield and projected payment schedule for the Final Consent Payment. Neither the comparable yield or the projected payment schedule constitute a representation by the Company as to when and whether the Final Consent Payment will be made. A U.S. Holder will be required to use the comparable yield and projected payment schedule in determining its accruals and adjustments in respect of new bonds unless the U.S. Holder timely discloses and justifies its use of a different comparable yield or projected payment schedule to the Service.

A U.S. Holder, regardless of the U.S. Holder’s method of accounting for U.S. federal income tax purposes, will be required to accrue interest on the new bonds at the comparable yield, adjusted upwards or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the new bonds.

A U.S. Holder will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of an actual payment over the projected payments for a taxable year). A net negative adjustment (i.e., the excess of projected payments over actual payments for a taxable year) will:

•	first reduce the amount of interest in respect of the new bonds that a U.S. Holder would otherwise be required to include in income for the taxable year; and

•	to the extent of an excess, give rise to an ordinary loss equal to the portion of this excess that does not exceed (i) the amount of all previous interest inclusions under the new bonds less (ii) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the new bonds in prior taxable years.

Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the new bonds or to reduce the amount realized on a sale, exchange or retirement of the new bonds. Where a U.S. Holder has a basis that is different than the “issue price” of the new bonds, such difference must be reasonably allocated by the U.S. Holder to the daily portions of interest or projected payments with respect to the new bonds over the new bonds remaining term and are treated as a positive or negative adjustment, as the case may be, with respect to each period to which it is allocated.

Upon a sale, exchange or retirement of the new bonds, a U.S. Holder will generally recognize taxable gain or loss equal to the different between the amount realized on the sale, exchange or retirement and the U.S. Holder’s basis in the new bonds. Such gain generally will be treated as interest income, and any loss will be treated as ordinary loss to the extent of the excess of prior interest inclusions over the total net negative adjustments previously taken into account as ordinary losses; the balance will treated as capital loss. The deductibility of capital losses is subject to limitations.

Gain or loss on a sale, exchange or retirement of the new bonds after June 30, 2006 will be accounted for under the rules generally applicable to the disposition of debt instruments held as capital assets and not the rules described in the preceding paragraph.

Backup Withholding

Under U.S. federal income tax laws, a U.S. Holder of Securities may, under certain circumstances, be subject to backup withholding, currently imposed at the rate of 28%, with respect to the Consent Payment, unless such U.S. Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies it has not lost its exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Non-U.S. Holders

A person that is not a U.S. Holder (a “Non-U.S. Holder”) may be required to provide a U.S. certification of beneficial ownership (generally on Service Form W-8BEN) in order to receive the Consent Payment free of backup withholding if (i) the Non-U.S. Holder receives the Consent Payment directly from the Trustee or (ii) any person who receives the Consent Payment on behalf of the Non-U.S. Holder does not establish that payments to it are exempt from the application of the backup withholding rules. If backup withholding is imposed on the payments, a Non-U.S. Holder could file a return with the United States to claim a refund of those amounts or, if applicable, to have them credited against any U.S. federal income tax liability of the Non-U.S. Holder.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE AND IS NOT A SUBSTITUTE FOR PROFESSIONAL TAX ADVICE. EACH HOLDER OF SECURITIES SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO HIM, HER OR IT OF THE ADOPTION OF THE PROPOSED AMENDMENTS.

CERTAIN UNITED KINGDOM TAX CONSIDERATIONS

The following is a general description of certain United Kingdom tax consequences of the adoption of the Proposed Amendments and receipt of Consent Payments pursuant to the terms of this Consent Solicitation Statement. It is not and does not purport to constitute tax or legal advice, or to be a comprehensive analysis of all potential United Kingdom tax consequences which may arise in connection with the adoption of the Proposed Amendments and receipt of Consent Payments. The comments below are based on United Kingdom tax law and practice as at today’s date, which may change at any time, possibly with retrospective effect. The comments relate only to the position of persons who are resident or ordinarily resident in the United Kingdom for tax purposes, who hold the Securities as absolute beneficial owners and as a capital investment. The comments may not apply to certain classes of persons, such as dealers in securities, persons connected with the Company, insurance companies, collective investment schemes and persons holding their Securities through personal equity plans or individual savings accounts to whom special rules may apply.

The comments have been prepared on the assumption that the effect of the Proposed Amendments would not be to change the terms of the Securities in such a fundamental way that, for United Kingdom tax purposes, the Securities (as amended) could be treated as different instruments from the original (unamended) Securities. If such assumption were incorrect, the United Kingdom tax consequences of the adoption of the Proposed Amendments and receipt of Consent Payments may be different from those discussed below.

The following is a general guide and should be treated with appropriate caution. Holders should consult their professional advisers regarding potential tax liabilities in relation to the adoption of the Proposed Amendments and receipt of Consent Payments.

Withholding Tax

The Consent Payments may be paid without withholding or deduction for or on account of United Kingdom income tax.

United Kingdom Corporation Taxpayers

In the case of a holder which is a company within the charge to United Kingdom corporation tax, the Consent Payments will normally be taxable as income broadly by reference to accounting-based concepts in accordance with the loan relationship rules in the Finance Act 1996.

Other United Kingdom Taxpayers

In the hands of an individual holder, the treatment of the Consent Payments will depend, inter alia, on whether the Securities are classified as “deeply discounted securities” for UK tax purposes. Each holder should seek their own professional advice as to the tax consequences which would arise in their particular circumstances from the adoption of the Proposed Amendments and receipt of a Consent Payment.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable by a holder on acceptance of the Proposed Amendments in accordance with the terms of this Consent Solicitation Statement.

THE SOLICITATION AGENT

Credit Suisse First Boston LLC and Credit Suisse First Boston (Europe) Limited (together, the “Solicitation Agent”) have agreed to act as solicitation agent in connection with the Solicitation. We have agreed to pay the Solicitation Agent a fee if the Required Consents are received and not revoked as of the date on which the Supplemental Indenture is executed. We have further agreed to reimburse the Solicitation Agent for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities in connection with the Solicitation.

The Solicitation Agent does not assume any responsibility for the accuracy or completeness of the information contained in this Consent Solicitation Statement or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information.

Credit Suisse First Boston LLC and Credit Suisse First Boston (Europe) Limited have directly and indirectly through affiliates, provided investment and commercial banking, financial advisory and other services to funds advised by Apax Partners and funds advised by Permira and their affiliates, shareholders of the Parent and to us and our affiliates, for which they have received customary compensation. In particular, Credit Suisse First Boston (Europe) Limited or certain of their affiliates are a lender under our Current Senior Credit Agreement and have received customary fees and reimbursement of certain expenses in connection with such agreements. Finally, Credit Suisse First Boston (Europe) Limited acted as an initial purchaser for the offerings of the Senior Notes and the Senior Discount Notes, for which it received customary compensation and Credit Suisse First Boston (Europe) Limited also advised funds advised by Apax Partners and funds advised by Permira in respect of the acquisition of shares of the Parent.

THE INFORMATION AGENT

The Company has retained D. F. King & Co., Inc. as the Information Agent in connection with the Solicitation. The Information Agent will distribute this Consent Solicitation Statement and other documents to Holders of the Securities. The Information Agent will receive a customary fee for such services in connection with the distribution of this Consent Solicitation Statement and other documents as well as reimbursement for reasonable out-of-pocket expenses. Requests for additional copies of this Consent Solicitation Statement or the Letter of Consent may be directed to the Information Agent at its address set forth on the back cover of this Consent Solicitation Statement.

EXPENSES OF SOLICITATION

We will bear the costs of the Solicitation. We will reimburse the Tabulation Agent for expenses that it incurs in connection with the Solicitation. We will also reimburse banks, trust companies, securities dealers, nominees, custodians and fiduciaries for their reasonable out-of-pocket expenses in forwarding Letters of Consent and other materials to beneficial owners of Securities. Except for the amounts paid to the Solicitation Agent, we will not pay any fees or commissions to any broker, dealer or other person for soliciting Consents in the Solicitation. In addition to the solicitation of Consents by mail, our employees may, after the mailing hereof to registered Holders, solicit Consents in person or by telephone, facsimile transmission or other means. Our employees will not be specially compensated for soliciting Consents.

AVAILABLE INFORMATION

Inmarsat Group Limited is required to file periodic reports and other information relating to its business, financial statements and other matters with the Securities and Exchange Commission (the “SEC”). Inmarsat Group Limited’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Inmarsat Group Limited files with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1300, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Copies of this information will also be made available at the Luxembourg office of the Tabulation Agent upon request.

Inmarsat Group Limited filed its first annual report with the SEC on Form 20-F on May 2, 2005. In addition, Inmarsat Group Limited furnished its first quarter 2005 results to the SEC on Form 6-K on May 9, 2005.

FORWARD-LOOKING STATEMENTS

This Consent Solicitation Statement and statements made by us or our employees or representatives, including the Solicitation Agent, may contain or incorporate “forward-looking” statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe,” “expect,” “intend,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. These factors include but are not limited to those described in the part of this document entitled “Our Business” and “Background and Purpose of the Solicitation”, which should be read in conjunction with the other cautionary statements that are included in this Consent Solicitation Statement. Any forward-looking statements in this Consent Solicitation Statement reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity.

These forward-looking statements speak only as of the date of this Consent Solicitation Statement. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this Consent Solicitation Statement that could cause actual results to differ before deciding whether to deliver a Consent.

ANNEX I

The following is the text of Sections 4.07 and 4.11 of the Indenture and the definition of “Subordinated Intercompany Shareholder Funding Loan” as they would appear if the Proposed Amendments were adopted. In addition, selected definitions are included below for reference.

Section 4.07 Restricted Payments.

(a) Inmarsat Group Limited will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Inmarsat Group Limited’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, consolidation, amalgamation or other business combination involving Inmarsat Group Limited or any of its Restricted Subsidiaries) or to the direct or indirect holders of Inmarsat Group Limited’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interest (other than Disqualified Shares) of Inmarsat Group Limited or to a Guarantor);

(2) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger, consolidation, amalgamation or other business combination involving Inmarsat Group Limited) any Equity Interests of Inmarsat Group Limited or any direct or indirect parent of Inmarsat Group Limited;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Inmarsat Group Limited or any Restricted Subsidiary that is contractually subordinated to the Notes, any Guarantee or the Subordinated Intercompany Note Proceeds Loan (excluding any intercompany Indebtedness between or among Inmarsat Group Limited an any of its Restricted Subsidiaries), except a payment of interest or principal at the original Stated Maturity thereof;

(4) make any Restricted Investment; or

(5) pay any interest or principal on any Subordinated Intercompany Shareholder Funding Loan outstanding on the Issue Date (other than by way of accretion of original issue discount or capitalization of interest to principal) or on any other Subordinated Intercompany Shareholder Funding Loan incurred pursuant to clause (13) of the second paragraph of Section 4.09 (all such payments and other actions set forth in these clauses (1) through (5) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) the Leverage Ratio for Inmarsat Group Limited’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payment is made would have been, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, no more than 3.50 to 1; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Inmarsat Group Limited and its Restricted Subsidiaries on or after December 31, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8) and (11) of paragraph (b) below), is less than an amount (without duplication) equal to the greater of:

(A) the Cumulative Credit for the period (taken as one accounting period) from and after December 31, 2004, to the end of the fiscal quarter immediately preceding the proposed Restricted Payment for which internal financial statements are available less 1.5 times Fixed Charges, for the same period less the Adjustment Amount; and

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(B) $50.0 million.

(b) So long as no Event of Default or Default that is not capable of cure has occurred and is continuing and no Default or Event of Default would be caused thereby, the provisions of Section 4.07(a) will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of this Indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Inmarsat Group Limited) of, Equity Interests of Inmarsat Group Limited (other than Disqualified Shares) or from the substantially concurrent contribution of ordinary equity capital to Inmarsat Group Limited; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from the definition of “Cumulative Credit” in Section 1.01;

(3) the defeasance, redemption, repurchase or other acquisition of Indebtedness of Inmarsat Group Limited or any Restricted Subsidiary that is contractually subordinated to the Notes, any Guarantee or the Subordinated Intercompany Note Proceeds Loan with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

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(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Inmarsat Group Limited to the holders of such Restricted Subsidiary’s ordinary Equity Interests on a pro rata basis;

(5) (A) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Inmarsat Group Limited or any Holdco of Inmarsat Group Limited or any Restricted Subsidiary of Inmarsat Group Limited held by any current or former officer, director or employee of Inmarsat Group Limited or any of its Restricted Subsidiaries that are issued on the Issue Date or issued to such Persons following the Issue Date pursuant to any share option scheme, compensation plan, incentive scheme or similar arrangement or (B) the purchase, in the open market, at any time following the initial public offering of Inmarsat Group Limited or a Holdco of Inmarsat Group Limited, of listed ordinary shares of Inmarsat Group Limited or such Holdco to be reserved for issuance upon exercise of options issued to any current or former officer, director or employee of Inmarsat Group Limited or any Restricted Subsidiary pursuant to any share option scheme, compensation plan, incentive scheme or similar arrangement; provided that the aggregate price paid for all such repurchased, redeemed, acquired, retired or purchased Equity Interests referred to in clauses (A) and (B) may not exceed $5.0 million in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of share options to the extent such Equity Interests represent a portion of the exercise price of those share options;

(7) the repurchase, redemption, or other acquisition for value of Share Capital of Inmarsat Group Limited or any Holdco of Inmarsat Group Limited or any Restricted Subsidiary of Inmarsat Group Limited or any Holdco of Inmarsat Group Limited representing fractional shares of such Share Capital in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of Inmarsat Group Limited, such Holdco or such Restricted Subsidiary, in each case, permitted under this Indenture;

(8) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Shares of Inmarsat Group Limited issued on or after the Issue Date in accordance with Section 4.09(a);

(9) [Reserved];

(10) Permitted Parent Payments; and

(11) Restricted Payments made in connection with the Concurrent Transactions; provided, however that (a) payments to Holders of the Notes and the Senior Discount Notes of all fees for the Holders’ consent to the Consent Solicitations are made in accordance with the terms of the Consent Solicitations and (b) all such Restricted Payments are made on or prior to June 30, 2006; provided further, however, that the aggregate net proceeds of the IPO that are utilized for any Restricted Payment permitted by this clause (11) shall be excluded from the definition of “Cumulative Credit” in Section 1.01.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Inmarsat Group Limited or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors whose resolution with respect thereto will be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by a Qualified Expert if the estimated Fair Market Value thereof exceeds $15.0 million.

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Section 4.11 Transactions with Affiliates

(a) Inmarsat Group Limited will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Inmarsat Group Limited (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Inmarsat Group Limited or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Inmarsat Group Limited or such Restricted Subsidiary with an unrelated Person; and

(2) Inmarsat Group Limited delivers to the Trustee:

(A) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of Inmarsat Group Limited Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) of this Section 4.11(a) and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(B) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to Inmarsat Group Limited or such Subsidiary of such Affiliate Transaction from a financial point of view issued by a Qualified Expert.

(b) The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 4.11(a):

(1) any employment agreement, employee benefit plan, officer and director indemnification agreement or any similar arrangement entered into by Inmarsat Group Limited or any of its Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among Inmarsat Group Limited and/or its Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of Inmarsat Group Limited) that is an Affiliate of Inmarsat Group Limited solely because Inmarsat Group Limited owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of Inmarsat Group Limited;

(5) any issuance of Equity Interests (other than Disqualified Shares) of Inmarsat Group Limited to Affiliates of Inmarsat Group Limited;

(6) Restricted Payments that do not violate Section 4.07 hereof, or Permitted Investments;

(7) loans or advances to employees for travel and relocation in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding;

(8) Permitted Parent Payments approved by a majority of the disinterested directors of the Board of Directors of Inmarsat Group Limited;

(9) any transaction with an Affiliate which was tendered to at least one Affiliate and one non-Affiliate of Inmarsat Group Limited if the terms for such transaction agreed by the Affiliate are more favorable to Inmarsat Group Limited or the relevant Restricted Subsidiary than the terms for such transaction offered by each non-Affiliate and are otherwise in compliance with the terms of this Indenture, in each case, as determined in good faith by a majority of the disinterested members of the Board of Directors of Inmarsat Group Limited;

(10) transactions with distributors, suppliers or purchasers of goods or services (excluding transactions with Apax Partners Worldwide LLP, Permira Advisers Limited, funds advised by Apax Partners Worldwide LLP or Permira Advisers Limited and other Affiliates of Apax Partners Worldwide LLP or Permira Advisers Limited), in each case, in the ordinary course of business of Inmarsat Group Limited and its Subsidiaries and otherwise in compliance with the terms of this Indenture, which are fair and reasonable to Inmarsat Group Limited or the relevant Restricted Subsidiary or are on terms at least as favorable to Inmarsat Group Limited or the relevant Restricted Subsidiary as might reasonably have been obtained at such time from a Person that is not an Affiliate, in

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each case, as determined in good faith by a majority of the disinterested directors of the Board of Directors of Inmarsat Group Limited;

(11) transactions pursuant to agreements in existence on the Issue Date (on the terms in effect on such date) and disclosed in the Offering Circular; and

(12) any Concurrent Transactions.

““Adjustment Amount” means $6.25 million and shall increase by $6.25 million on the last day of each financial quarter beginning with the financial quarter ended June 30, 2005.

“Concurrent Transactions” means (a) the direct or indirect application of the proceeds of the IPO on or before June 30, 2006 to (i) make any subordinated intercompany loans and/or capital contributions of any portions of the proceeds of the IPO from Inmarsat Group Holdings Limited directly or indirectly to any Subsidiary; (ii) pay any interest or principal on the Subordinated Intercompany Note Proceeds Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Intercompany Note Proceeds Loan; (iii) pay any interest or principal on any Subordinated Intercompany Shareholder Funding Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value any Subordinated Intercompany Shareholder Funding Loan; (iv) make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Preference Certificates; (b) the making of any subordinated intercompany loans from Inmarsat Group Limited to Inmarsat Holdings Limited on terms substantially similar to the Subordinated Intercompany Shareholder Funding Loan; and (c) the payment to Holders of the Notes or the Senior Discount Notes of any fee in accordance with the terms of the Consent Solicitations, in each case, substantially as set forth in the Consent Solicitations.

“Consent Solicitations” means the consent solicitation statement of Inmarsat Finance plc, dated April 20, 2005 and as amended and restated on May 9, 2005, seeking the consent of Holders of the Notes to certain proposed amendments to the Indenture and the consent solicitation statement of Inmarsat Finance II plc, dated April 20, 2005 and as amended and restated on May 9, 2005, seeking the consent of Holders of the Senior Discount Notes to certain proposed amendments to the indenture governing the Senior Discount Notes.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such Period plus, without duplication:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization and any other non-cash items for such period to the extent deducted in determining Consolidated Net Income for such period (other than any non-cash item which requires the accrual of, or a reserve for, cash charges for any future period) of Inmarsat Group Limited and the Restricted Subsidiaries (including amortization of capitalized debt issuance costs for such period and any non-cash compensation expense, realized for grants of stock options or other rights to officers, directors and employees), all of the foregoing determined on a consolidated basis in accordance with GAAP; minus

(4) to the extent they increase Consolidated Net Income, net after-tax exceptional or non-recurring gains; plus

(5) to the extent they decrease Consolidated Net Income, net after-tax exceptional or non-recurring losses (other than after-tax exceptional or non-recurring losses relating to an Event of Loss (net of after-tax gains relating to the recover of Event of Loss Proceeds resulting from such Event of Loss)); minus

(6) to the extent they increase Consolidated Net Income, non-cash items (including the partial or entire reversal of reserves taken in prior periods, but excluding reversals of accruals or reserves for cash charges taken in prior periods and excluding the accrual of revenue in the ordinary course of business) for such period;

in each case, on a consolidated basis and determined in accordance with GAAP.

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Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Inmarsat Group Limited will be added to Consolidated Net Income to compute Consolidated Cash Flow of Inmarsat Group Limited only in the same proportion as the relevant Person’s Net Income was included in Consolidated Net Income.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders (save as a consequence of a Permitted Restriction);

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any exceptional or non-recurring gain relating to the recovery of Event of Loss Proceeds (net of any after-tax exceptional or non-recurring loss resulting from the related Event of Loss) will be excluded;

(5) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(6) any expenses, charges or other costs related to the Transactions (including amortization of any such expenses, charges or other costs that have been capitalized) will be excluded; and

(7) any exceptional or non-recurring loss arising from an Event of Loss (net of any after-tax exceptional or non-recurring gains relating to the recover of Event of Loss Proceeds resulting from such Event of Loss) related to the first loss of an Inmarsat-4 satellite will be excluded, provided that such loss will be excluded only if, after such Event of Loss, at least one Inmarsat-4 satellite has been accepted in orbit and is covered by in-orbit insurance on a net book value basis maintained by Inmarsat Group Limited and its Restricted Subsidiaries.

“Consolidated Net Indebtedness” of any Person at any date means the Indebtedness of such Person at such date (excluding any Subordinated Intercompany Shareholder Funding Loans) less cash (whether or not restricted) and Cash Equivalents of such Person and its Restricted Subsidiaries at such date.

“Cumulative Credit” means the sum of:

(1) Consolidated Cash Flow for the relevant period, plus

(2) 100% of the aggregate net cash proceeds and Fair Market Value of Marketable Securities received by Inmarsat Group Limited after the IPO Closing Date as a contribution to its ordinary equity capital or from the issue or sale of Equity Interests of Inmarsat Group Limited (other than Disqualified Shares) or from the issue or sale of convertible or exchangeable Disqualified Shares or convertible or exchangeable debt securities of Inmarsat Group Limited that have been converted into or exchanged for such Equity Interest (other than Equity Interests (or Disqualified Shares or debt securities) sold to a Subsidiary of Inmarsat Group Limited), plus

(3) 100% of the net cash proceeds received by Inmarsat Group Limited in connection with the incurrence of any Subordinated Intercompany Shareholder Funding Loan after the IPO Closing Date, plus

(4) an amount equal to the aggregate net reduction in Restricted Investments (other than any such Restricted Investment made pursuant to paragraphs (b)(1) to (11) of Section 4.07) made after the IPO Closing Date by Inmarsat Group Limited or any Restricted Subsidiary and resulting from the repurchase, repayment or redemption of such Restricted Investments for cash, or from cash proceeds realized on the sale of all or part of such Investment or representing a return of capital (excluding dividends) with respect thereto; provided, however, that the foregoing net reduction shall not exceed the amount (in respect of any Person) of the Restricted Investment previously made (and treated as a Restricted Payment) by Inmarsat Group Limited or any Restricted Subsidiary in such Person, plus

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(5) to the extent that any Unrestricted Subsidiary of Inmarsat Group Limited designated as such after the IPO Closing Date is redesignated as a Restricted Subsidiary after the IPO Closing Date, the lesser of (i) the Fair Market Value of Inmarsat Group Limited’s Investment in such Subsidiary as of the date of such redesignation or (ii) the sum of (A) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the IPO Closing Date and (B) the amount of any subsequent Investment by Inmarsat Group Limited and its Restricted Subsidiaries in such Unrestricted Subsidiary made (and treated as a Restricted Payment) after the IPO Closing Date and after the original date of designation, plus

(6) 50% of any dividends received in cash by Inmarsat Group Limited or a Guarantor after the IPO Closing Date from an Unrestricted Subsidiary of Inmarsat Group Limited, to the extent that such dividends were not otherwise included in Consolidated Net Income of Inmarsat Group Limited for such period;

provided, however, for the avoidance of doubt, neither the proceeds nor the impact of the IPO or the Concurrent Transactions shall increase or decrease the Cumulative Credit.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of indebtedness issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preference shares of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Inmarsat Group Limited or any Holdco of Inmarsat Group Limited (other than Disqualified Shares) or to Inmarsat Group Limited or a Restricted Subsidiary of Inmarsat Group Limited, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined statutory income or corporation tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; minus

(5) non-cash interest accrued on the Subordinated Intercompany Shareholder Funding Loan during such period; minus

(6) any expenses, charges or other costs related to the Transactions (or any amortization thereof) and included in such period in computing Fixed Charges.

““IPO” means the first Public Equity Offering of Inmarsat Group Limited or a parent company of it completed on or prior to June 30, 2006, provided that the Leverage Ratio of Inmarsat Group Limited on the related IPO Closing Date on a pro forma basis taking into account such Public Equity Offering and the use of proceeds therefrom is no more than 3.00 to 1.”

“IPO Closing Date” means the date of receipt by Inmarsat Group Limited or any Restricted Subsidiary of the proceeds from the IPO.

“Leverage Ratio” of any Person means the ratio of (i) Consolidated Net Indebtedness of such Person as of the date of calculation (the “Determination Date”) to (ii) Consolidated Cash Flow of such Person for the four full consecutive fiscal quarters on or immediately preceding such Determination Date for which financial information is available (the “Measurement Period”).

For purposes of calculating the Leverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations, amalgamations or other business combinations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the calculation date will be given pro forma effect as if they has occurred on the first day of the

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Measurement Period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act; and

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded.

“Senior Discount Notes” means the 10 3/8% Senior Discount Notes due 2012 issued by Inmarsat Finance II plc.

“Subordinated Intercompany Shareholder Funding Loan” means (i) Indebtedness of Inmarsat Group Limited outstanding on the Issue Date under the Loan Agreement dated December 30, 2003 between Inmarsat Group Limited and Inmarsat Holdings Limited and (ii) any other Indebtedness of Inmarsat Group Limited owing to Inmarsat Holdings Limited, Inmarsat Group Holdings Limited or any other Holdco of Inmarsat Group Limited on substantially the same terms as the Indebtedness referred to in clause (i) and arising from a loan of the proceeds by either Inmarsat Holdings Limited, Inmarsat Group Holdings Limited or such other Holdco of Inmarsat Group Limited of Indebtedness or Equity Interests issued by it (A) with terms that are substantially identical to the Subordinated Preference Certificates, (B) that is or are contractually subordinated in right of payment of all Indebtedness of the issuer substantially to the same extent as the Subordinated Preference Certificates and (C) the holders of which are comprised of Permitted Holders who become parties to the Intercreditor Agreement (in each case, on the same terms as are applicable to the Subordinated Preference Certificates and the holders thereof).

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ANNEX II

The following is the text of the section entitled “The Proposed Amendments” appearing in this amended and restated Consent Solicitation Statement.

Although the Supplemental Indenture will be effective upon execution, it will terminate if each of the Completion Condition and other conditions set forth herein and the making of the Consent Payment by the Company do not occur on or prior to June 30, 2006. If the Company, the Guarantors and the Trustee execute and deliver the Supplemental Indenture, the conditions set forth herein are satisfied and the Consent Payment is made, then the Proposed Amendments will be binding upon all holders of Securities, whether or not such holders have delivered Consents.

Set forth below is a description of the Proposed Amendments for which Consents are being solicited. Such description is qualified in its entirety by reference to the full provisions of the Indenture. For your convenience, in Annex I to this Consent Solicitation Statement we set forth in full the text of Section 4.07 (Restricted Payments) and Section 4.11 (Affiliate Transactions) as they would appear if the Proposed Amendments were adopted, along with selected definitions to assist with the reading of Annex I. In addition, in Annex II to this Consent Solicitation Statement, we set forth the full text of this “The Proposed Amendments” section, marked to show changes made since the original Consent Solicitation Statement was circulated on April 20, 2005.

If the Proposed Amendments were adopted, Section 4.07 (Restricted Payments) of the Indenture would be amended by deleting the entirety of the second subsection (2) under subsection (a) thereof (appearing after the language “unless, at the time and after giving effect to such Restricted Payment” in subsection (a)), and replacing it with the following:

“(2) the Leverage Ratio for Inmarsat Group Limited’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payment is made would have been, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, no more than 3.50 to 1; and”

In addition, Section 4.07 of the Indenture would be amended by deleting the entirety of the second subsection (3) under subsection (a) thereof (appearing after the language “unless, at the time and after giving effect to such Restricted Payment” in subsection (a)), and replacing it with the following:

“(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Inmarsat Group Limited and its Restricted Subsidiaries on or after December 31, 2004 (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (7), (8) and (11) of paragraph (b) below), is less than an amount (without duplication) equal to the greater of:

(A) the Cumulative Credit for the period (taken as one accounting period) from and after December 31, 2004, to the end of the fiscal quarter immediately preceding the proposed Restricted Payment for which internal financial statements are available less 1.5 times Fixed Charges, for the same period less the Adjustment Amount; and

(B) $50.0 million.”

Subsection (b)(2) of Section 4.07 would be deleted in its entirety and replaced with the following:

“(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Inmarsat Group Limited) of, Equity Interests of Inmarsat Group Limited (other than Disqualified Shares) or from the substantially concurrent contribution of ordinary equity capital to Inmarsat Group Limited; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment shall be excluded from the definition of “Cumulative Credit” in Section 1.01;”

Subsection (b)(9) of Section 4.07 would be deleted in its entirety and replaced with the word “[Reserved]”.

Subsection (b)(11) of Section 4.07 would be deleted in its entirety and replaced with the following:

“(11) Restricted Payments made in connection with the Concurrent Transactions; provided, however that (a) payments to Holders of the Notes and the Senior Discount Notes of all fees for the Holders’ consent to the Consent Solicitations are made in accordance with the terms of the Consent Solicitations and (b) all such Restricted Payments are made on or prior to June 30, 2006; provided further, however, that the

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aggregate net proceeds of the IPO that are utilized for any Restricted Payment permitted by this clause (11) shall be excluded from the definition of “Cumulative Credit” in Section 1.01.”.

Subsection (b)(10) of Section 4.11 (Transactions with Affiliates) would be amended by striking the word “and” from the end of such subsection, subsection (b)(11) of Section 4.11 would be amended by adding the word “and” to the end of such subsection and the following would be inserted as subsection (b)(12) of Section 4.11:

“(12) any Concurrent Transactions.”.

In addition, if the Proposed Amendments were adopted, Section 1.01 (Definitions) would be modified to include the following seven definitions:

“ “Adjustment Amount” means $6.25 million and shall increase by $6.25 million on the last day of each financial quarter beginning with the financial quarter ended June 30, 2005.”

“ “Concurrent Transactions” means (a) the direct or indirect application of the proceeds of the IPO on or before June 30, 2006 to (i) make any subordinated intercompany loans and/or capital contributions of any portions of the proceeds of the IPO from Inmarsat Group Holdings Limited directly or indirectly to any Subsidiary; (ii) pay any interest or principal on the Subordinated Intercompany Note Proceeds Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Intercompany Note Proceeds Loan; (iii) pay any interest or principal on any Subordinated Intercompany Shareholder Funding Loan or otherwise make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value any Subordinated Intercompany Shareholder Funding Loan; (iv) make any payment on or with respect to, or purchase, redeem, defease or otherwise retire for value the Subordinated Preference Certificates; (b) the making of any subordinated intercompany loans from Inmarsat Group Limited to Inmarsat Holdings Limited on terms substantially similar to the Subordinated Intercompany Shareholder Funding Loan; and (c) the payment to Holders of the Notes or the Senior Discount Notes of any fee in accordance with the terms of the Consent Solicitations, in each case, substantially as set forth in the Consent Solicitations.”

“ “Consent Solicitations” means the consent solicitation statement of Inmarsat Finance plc, dated April 20, 2005 and as amended and restated on May 9, 2005, seeking the consent of Holders of the Notes to certain proposed amendments to the Indenture and the consent solicitation statement of Inmarsat Finance II plc, dated April 20, 2005 and as amended and restated on May 9, 2005, seeking the consent of Holders of the Senior Discount Notes to certain proposed amendments to the indenture governing the Senior Discount Notes.”

“ “Cumulative Credit” means the sum of:

(1) Consolidated Cash Flow for the relevant period, plus

(2) 100% of the aggregate net cash proceeds and Fair Market Value of Marketable Securities received by Inmarsat Group Limited after the IPO Closing Date as a contribution to its ordinary equity capital or from the issue or sale of Equity Interests of Inmarsat Group Limited (other than Disqualified Shares) or from the issue or sale of convertible or exchangeable Disqualified Shares or convertible or exchangeable debt securities of Inmarsat Group Limited that have been converted into or exchanged for such Equity Interest (other than Equity Interests (or Disqualified Shares or debt securities) sold to a Subsidiary of Inmarsat Group Limited), plus

(3) 100% of the net cash proceeds received by Inmarsat Group Limited in connection with the incurrence of any Subordinated Intercompany Shareholder Funding Loan after the IPO Closing Date, plus

(4) an amount equal to the aggregate net reduction in Restricted Investments (other than any such Restricted Investment made pursuant to paragraphs (b)(1) to (11) of Section 4.07) made after the IPO Closing Date by Inmarsat Group Limited or any Restricted Subsidiary and resulting from the repurchase, repayment or redemption of such Restricted Investments for cash, or from cash proceeds realized on the sale of all or part of such Investment or representing a return of capital (excluding dividends) with respect thereto; provided, however, that the foregoing net reduction shall not exceed the amount (in respect of any Person) of the Restricted Investment previously made (and treated as a Restricted Payment) by Inmarsat Group Limited or any Restricted Subsidiary in such Person, plus

(5) to the extent that any Unrestricted Subsidiary of Inmarsat Group Limited designated as such after the IPO Closing Date is redesignated as a Restricted Subsidiary after the IPO Closing Date, the lesser of (i) the Fair Market Value of Inmarsat Group Limited’s Investment in such Subsidiary as of the date of such redesignation or (ii) the sum of (A) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the IPO Closing Date and (B) the amount of any

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subsequent Investment by Inmarsat Group Limited and its Restricted Subsidiaries in such Unrestricted Subsidiary made (and treated as a Restricted Payment) after the IPO Closing Date and after the original date of designation, plus

(6) 50% of any dividends received in cash by Inmarsat Group Limited or a Guarantor after the IPO Closing Date from an Unrestricted Subsidiary of Inmarsat Group Limited, to the extent that such dividends were not otherwise included in Consolidated Net Income of Inmarsat Group Limited for such period;

provided, however, for the avoidance of doubt, neither the proceeds nor the impact of the IPO or the Concurrent Transactions shall increase or decrease the Cumulative Credit.”

“ “IPO” means the first Public Equity Offering of Inmarsat Group Limited or a parent company of it completed on or prior to June 30, 2006, provided that the Leverage Ratio of Inmarsat Group Limited on the related IPO Closing Date on a pro forma basis taking into account such Public Equity Offering and the use of proceeds therefrom is no more than 3.00 to 1.”

“ “IPO Closing Date” means the date of receipt by Inmarsat Group Limited or any Restricted Subsidiary of the proceeds from the IPO.”

“ “Senior Discount Notes” means the 10 3/8% Senior Discount Notes due 2012 issued by Inmarsat Finance II plc.”

Finally, in order to correct an error in the Indenture, clause (i) of the definition of “Subordinated Intercompany Shareholder Funding Loan” would be amended to read as follows:

“(i) Indebtedness of Inmarsat Group Limited outstanding on the Issue Date under the Loan Agreement dated December 30, 2003 between Inmarsat Group Limited and Inmarsat Holdings Limited and”.

Pursuant to Section 9.02 of the Indenture, after the Proposed Amendments become effective, a notice briefly describing the amendment will be mailed to Holders.

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Manually signed facsimile copies of the Letter of Consent will be accepted. The Letter of Consent and any other required documents should be mailed, faxed or otherwise delivered by each Holder or such Holder’s broker, dealer, commercial bank, trust company or other nominee to the Tabulation Agent at its address set forth below.

The Tabulation Agent for the Solicitation is:

The Bank of New York

By Mail, Hand or Overnight Courier:

The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7 East New York, New York 10286 United States of America	The Bank of New York (Luxembourg) S.A. Aérogolf Centre, 1A Hoehenhof L-1736 Senningerberg Grand Duchy of Luxembourg

Tel: (212) 815 5788 Fax: (212) 298 1915 Attn: William Buckley	Tel: +44 (0)20 7964 4835 Fax: +44 (0)20 7964 6399 Attn: Helena Durr

Questions and requests for assistance may be directed to the Information Agent or the Solicitation Agent at their respective addresses and telephone numbers listed below. Requests for additional copies of the Consent Solicitation Statement and the Letter of Consent may be directed to the Information Agent at its telephone numbers and address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation.

The Information Agent for the Solicitation is:

D. F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, New York 10005

United States of America

Banks and Brokers call: (212) 269 5550 (collect)

All others call: (800) 431 9643 (toll free)

The Solicitation Agent for the Solicitation is:

CREDIT SUISSE FIRST BOSTON LLC Eleven Madison Avenue New York, New York 10010 United States of America Attn: Liability Management Group (800) 820-1653	CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED One Cabot Square London E14 4QJ United Kingdom Attn: Liability Management Group Telephone: +44 (0)20 7883 6748

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act for 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: May 10, 2005	By:	/s/ RICK MEDLOCK
Rick Medlock
Chief Financial Officer